PROSPECTUS
                                              Filed Pursuant To Rule 424 (b)(3)
                                                     Registration No. 333-93901

                                    LTV Logo

                              THE LTV CORPORATION

1,600,000 SHARES OF
8 1/4% SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK
CONVERTIBLE INTO COMMON STOCK OF THE LTV CORPORATION

                           -------------------------

     This prospectus covers:

     - the resale by holders named in this prospectus or in an accompanying supplement to this prospectus of an aggregate of 1,600,000 shares of our outstanding Series A Preferred Stock; and

     - the issuance and sale of up to 21,768,000 shares of our common stock upon conversion of the preferred stock and any additional indeterminate number of shares of common stock as may become issuable upon conversion by reason of adjustment to the conversion price.

     All of the securities being registered may be offered and sold from time to time by the selling stockholders. See "Plan of Distribution."

     We will not receive any proceeds from the sale of the preferred stock or the sale or issuance of the common stock.

     The selling stockholders may sell the securities at market prices prevailing at the time of transfer, prices related to the prevailing market prices or negotiated prices.

     Our common stock is quoted on the New York Stock Exchange under the symbol "LTV."

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 30, 2000

                               PROSPECTUS SUMMARY

     The following summary contains basic information about this offering. It may not contain all the information that is important to you in making your investment decision. Therefore, you should read the entire document and the financial statements and other information incorporated by reference to LTV's Annual Report on Form 10-K carefully before deciding to invest in the securities. The "Description of Preferred Stock" section of this prospectus beginning on page 23 contains more detailed information regarding the preferred stock.

                                      LTV

OVERVIEW

     LTV is a leading North American producer of flat rolled steel and steel-related products such as pipe, tubing and pre-engineered metal buildings. Based on 1998 shipments, we are the third largest North American integrated steel producer, the second largest producer of flat rolled steel and a leading supplier of flat rolled steel to the automotive, appliance and electrical equipment and service center industries in the United States. We believe that, with our 1999 acquisitions of Welded Tube Company, Copperweld Corporation and Copperweld Canada, Inc., we are the largest producer of mechanical and structural steel tubing products in North America. We are also the second largest manufacturer of pre-engineered metal buildings systems in North America. We operate two integrated steel mills, Cleveland Works and Indiana Harbor Works, various steel finishing and processing facilities and numerous tubular and metal buildings operations.

     Our principal executive offices are located at 200 Public Square, Cleveland, Ohio 44114. Our telephone number is (216) 622-5000.

                                  THE OFFERING

Issuer..........................    The LTV Corporation.

Securities Offered..............    $80,000,000 aggregate liquidation preference
                                    of 8 1/4% Series A Cumulative Convertible
                                    Preferred Stock and common stock issuable upon conversion of the preferred stock.

Issue Price.....................    $50.00 per share of the preferred stock.

Ranking.........................    The preferred stock ranks (1) senior to all
                                    junior securities; (2) on a parity with any parity securities; and (3) junior to each class of senior securities. In addition, the preferred stock ranks junior in right of payment to all indebtedness and other obligations of LTV and its subsidiaries. See
                                    "Description of Preferred Stock -- Ranking."

Dividends.......................    Dividends on the preferred stock will accrue
                                    at the rate of 8.25% per annum. Dividends will be computed on the basis of a 360-day year consisting of twelve 30-day months and will be payable quarterly in arrears on February 15, May 15, August 15 and November
                                    15 of each year, commencing on February 15, 2000. In the event we do not declare or pay dividends for an aggregate of six quarterly periods, holders of the preferred stock will have the rights described under "Description of Preferred Stock -- Voting Rights" below.

Optional Redemption by LTV......    Beginning November 18, 2004, we may redeem
                                    the preferred stock at any time, in whole or from time to time in part, at our election.
                                    If redeemed during the 12-month period
                                    beginning on November 18 of the years set forth below, we may redeem the preferred stock at a redemption price equal to the percentage of the liquidation preference set forth below plus accrued and unpaid dividends and preferred stock liquidated damages, if any, to the date of the optional redemption:

                                                   YEAR                        PERCENTAGE
                                                   ----                        ----------
                                                   2004......................    104.13%
                                                   2005......................    103.30
                                                   2006......................    102.48
                                                   2007......................    101.65
                                                   2008......................    100.83
                                                   2009 and afterwards.......    100.00

Method of Payments..............    We may only make payments due on the
                                    preferred stock including redemption
                                    payments and dividend payments, in cash.

Optional Conversion by
Holders.........................    The preferred stock is convertible at any
                                    time, in whole or from time to time in part, at the option of the holders unless redeemed earlier by LTV, initially at the conversion price of $3.675 per share, equivalent to
                                    13.605 shares of common stock for each
                                    $50.00 liquidation preference of the
                                    preferred stock. Holders will not be
                                    entitled to any accumulated unpaid dividends upon conversion. The conversion price is subject to adjustment.

Fundamental Change Conversion
  Price Adjustment..............    In the event we announce a Fundamental
                                    Change, the conversion price on the
                                    preferred stock will automatically be
                                    adjusted to equal the Fundamental Change
                                    Average Market Price, unless the resulting conversion price would be higher, in which case no adjustment will be made.

Voting Rights...................    Except as required by law, the holders of
                                    the preferred stock will not be entitled to any voting rights unless we have not declared or paid dividends for an aggregate of six quarterly periods, in which case the holders of a majority of the outstanding preferred stock will be entitled to elect one member, or, if the Board of Directors then has more than five members, two members of the Board of Directors of The LTV
                                    Corporation. The number of members of LTV's
                                    Board of Directors will be immediately and automatically increased by one or two, as the case may be. Voting rights arising as a result of the foregoing will continue until the time when all dividends in arrears on the preferred stock are paid in full, at which time the term of office of any members of the Board of Directors so elected shall terminate and those directors shall be deemed to have resigned.

Trading.........................    We have not applied and do not intend to
                                    apply for the listing of the preferred stock on any securities exchange.

Use of Proceeds.................    We will not receive any proceeds from the
                                    sale of the preferred stock or common stock pursuant to this prospectus.

           SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION AND
                 CERTAIN OPERATING DATA OF THE LTV CORPORATION

     The following table sets forth for the periods indicated summary consolidated financial data for The LTV Corporation. The historical consolidated financial data for the years ended December 31, 1999, 1998 and 1997 are derived from audited financial statements. The audited financial statements are incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and should be read in conjunction with this summary. The pro forma summary combined financial data is derived from the Unaudited Pro Forma Condensed Combined Statement of Operations contained elsewhere in this prospectus. A pro forma balance sheet is not presented because the acquisitions have already occurred and are reflected in LTV's audited historical December 31, 1999 balance sheet.

     The principal pro forma adjustments reflected in the data presented below include (1) the issuance of $715 million of debt and $80 million of convertible preferred stock to finance the acquisitions of Welded Tube Co. of America and Copperweld Corporation and Copperweld Canada Inc. as if they had occurred as of January 1, 1999, and the related increased interest expense and preferred dividends, (2) reduction of debt not assumed by LTV in these acquisitions and the related decrease in interest expense, (3) adjustments of the net assets of Welded Tube and Copperweld to estimated fair values, (4) the excess of acquisition cost over the fair value of net assets acquired ("goodwill") and related amortization and (5) the incremental tax effects of the pro forma adjustments.

     In the table below, Adjusted EBITDA reflects the calculation in the manner required by the indenture for the notes and the 1997 notes. Adjusted EBITDA essentially represents income (loss) before taxes on income, interest expense and depreciation and amortization, with elimination of non-cash special charges and credits and income on non-wholly owned subsidiaries not dividended to LTV. We believe that Adjusted EBITDA provides useful information regarding our ability to service our debt and other obligations; however, Adjusted EBITDA does not represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as a substitute for net income as an indicator of our operating performance or a substitute for cash flow as a measure of liquidity. Such cash flows are also presented in the table below. In addition, our calculation of Adjusted EBITDA may be different from the calculation used by our competitors, and therefore comparability may be affected.

                                                  YEAR ENDED DECEMBER 31,
                                         -----------------------------------------
                                          PRO FORMA           LTV HISTORICAL
                                         AS ADJUSTED    --------------------------
                                            1999         1999      1998      1997
                                         -----------     ----      ----      ----
                                             (IN MILLIONS, EXCEPT RATIO DATA)
SELECTED OPERATING DATA:
Sales..................................    $4,828       $4,120    $4,273    $4,446
Operating income (loss)(a).............      (158)        (191)      (47)       27
Interest expense(b)....................        88           30         3         3
Income (loss) before income taxes......      (234)        (209)      (24)       69
Net income (loss)(c)...................      (243)        (212)      (27)       30
OTHER FINANCIAL DATA:
Special charges(a).....................    $   39       $   39    $   55    $  150
Cash provided by (used in):
  Operating activities.................        31           18       310       336
  Investing activities.................      (977)        (929)     (297)     (384)
  Financing activities.................       871          882       (72)      101
Capital expenditures...................       340          290       362       326
Depreciation and amortization..........       314          274       259       263
Adjusted EBITDA........................       226          153       325       503
Ratio of Adjusted EBITDA to interest
  expense..............................       2.2x         3.4x      9.6x     22.9x
Ratio of earnings to fixed
  charges(d)...........................        --           --       1.0x      2.8x
Ratio of earnings to combined fixed
  charges and preferred dividends(e)...        --           --       1.0x      2.5x

---------------
(a) Special charges are included in operating income (loss). In 1999 we recorded a special charge of $39 million for the suspension of a pilot business systems project being installed at our Hennepin, Illinois plant and a salaried work force reduction. In 1998, we recorded a $55 million special charge for the closure of a finishing facility at the Cleveland Works, recognition of an asset impairment of an electrogalvanizing joint venture of which we own 50%, a shutdown of a production line for electric-weld pipe and a salaried force reduction. In 1997, we recorded a special charge of $150 million for the shutdown of the Pittsburgh coke plant.

(b) Net of capitalized interest of $15 million for the year ended December 31, 1999, pro forma as adjusted, and $15 million, $31 million and $19 million for the years ended December 31, 1999, 1998 and 1997, respectively.

(c) In 1997, we recognized a cumulative effect change in accounting principle adjustment of $7 million, net of income taxes of $4 million and an extraordinary charge of $4 million, for the premium paid for the early redemption of $100 million principal amount of Senior Secured Convertible Notes due 2003.

(d) This ratio is determined by dividing the sum of earnings from continuing operations before extraordinary items, interest expense, taxes and the portion of rent expense representative of interest, by the sum of interest expense (including capitalized interest) and the portion of rent expense representative of interest. Earnings were insufficient to cover fixed charges for the year ended December 31, 1999, pro forma as adjusted, by $209 million and for the year ended December 31, 1999 by $184 million.

(e) Earnings were insufficient to cover the combined fixed charges and preferred dividends for the year ended December 31, 1999, pro forma as adjusted, by $218 million, and for the year ended December 31, 1999 by $187 million.

                                  RISK FACTORS

     In addition to other matters described in this prospectus, you should carefully consider the following risk factors.

RISK FACTORS RELATING TO THE SECURITIES

WE MAY NOT BE ABLE TO PAY DIVIDENDS ON THE PREFERRED STOCK OR OUR COMMON STOCK

     We may not be able to pay dividends on the preferred stock or on our common stock that you may acquire upon the conversion of the preferred stock. Our ability to pay dividends is limited by state law and by strict limits in our debt agreements, including our bank financings and the indentures governing the Senior Notes due 2009, our Senior Notes due 2007, which we refer to as our 1999 notes and 1997 notes, respectively. In particular, the existence of a default under these agreements would preclude our paying dividends on either the preferred stock or our common stock. Moreover, if we fail to pay dividends on the preferred stock, we will be prohibited from paying dividends on the common stock until all unpaid dividends on the preferred stock have been paid. Since the second quarter of 1996, we have paid quarterly dividends of $0.03 per share on our outstanding common stock. In the future, our board of directors will determine whether we pay dividends on the preferred stock or on our common stock.

     Based on the formula provided in our indenture for our 1997 notes, we had approximately $65 million available for all dividends and other payments on (including purchases of) our capital stock.

DIVIDENDS ON THE PREFERRED STOCK MAY NOT ENTITLE YOU TO TAKE A
DIVIDENDS-RECEIVED TAX DEDUCTION

     In the absence of current or accumulated earnings and profits, we anticipate that distributions on the preferred stock will constitute tax-free returns of capital to the extent of the holder's tax basis in the preferred stock and afterwards capital gain, and will not be eligible for the dividends-received deduction. We do not expect to have significant current or accumulated earnings and profits and cannot accurately predict when we will have current or accumulated earnings and profits. See "United States Federal Income Tax Considerations."

THE PREFERRED STOCK IS JUNIOR TO ALL OF OUR LIABILITIES

     In a bankruptcy, liquidation or winding-up, our assets will be available to pay obligations on the preferred stock only after all indebtedness and other liabilities, including the 1999 notes, the 1997 notes, our bank financing and our existing working capital facilities, have been paid. Our existing Series B Preferred Stock, any additional preferred stock we may issue in the future and all other subsequent series of preferred stock designated as equal to the preferred stock will be equal in right of payment with the preferred stock. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the preferred stock then outstanding. As of December 31, 1999, we had approximately $4.6 billion of liabilities on a consolidated basis.

THERE IS NO PUBLIC TRADING MARKET FOR THE PREFERRED STOCK

     There is no established trading market for the preferred stock and an active trading market may not develop. Although we expect the preferred stock to be eligible for trading in The PORTAL Market of The Nasdaq Stock Market, Inc., we do not intend to list the preferred stock on any securities exchange or to arrange for them to be quoted on the Nasdaq National Market or any other quotation system.

RISK FACTORS RELATING TO LTV

LEVERAGE: OUR SUBSTANTIAL DEBT AND OTHER OBLIGATIONS MAY ADVERSELY AFFECT US

     We have substantial debt and other obligations, which will affect our business in many ways, including the following:

     - we will use a significant portion of our cash flow from operations to service our debts and fund our pension and other postemployment benefit obligations, which will reduce cash available for other purposes;

     - we may not have or be able to obtain sufficient cash, whether from operations or through new financings, to make capital expenditures, new investments and acquisitions;

     - the covenants in our debt agreements will limit our ability to make new investments and acquisitions and obtain new financing and otherwise restrict the way in which we operate our business;

     - our debt agreements also contain financial covenant compliance which is in part beyond our control; if we are unable to comply with these covenants and creditors accelerated the maturity of those debts, it is unlikely we would be able to pay them when required; and

     - our ability to adjust to changing market conditions and competition may be limited by the amount of our fixed obligations, and we may be more vulnerable to fluctuations in market conditions than some of our competitors.

     As of December 31, 1999, our total consolidated debt, pension and other postemployment health care and insurance benefit liabilities were approximately $3.4 billion, excluding approximately $91 million of outstanding letters of credit. In addition, we could incur approximately $300 million of additional debt under the indenture for the 1999 notes based on our financial results through December 31, 1999, assuming an interest rate of 10% of the additional debt, and approximately $490 million under additional exceptions contained in the indenture, including approximately $90 million of available borrowing capacity under our existing working capital facilities. We expect that the financial covenants in our new bank financing will prohibit us from incurring much of this additional debt, but these financial covenants will not begin to be calculated until March 31, 2000. Under the indenture, we would also be able to declare approximately $65 million in the aggregate in distributions on our capital stock based upon our results of operations through December 31, 1999.

     Our debt service for 1999 was approximately $45 million, and would have been approximately $111 million on a pro forma basis assuming that our debt at December 31, 1999 had been outstanding for all of 1999 at interest rates prevailing on December 31, 1999. Our annual expense for pensions and other postemployment benefit obligations was approximately $163 million for 1999, which we believe is currently higher on a per-ton-shipped basis than that of some other domestic integrated steel producers that publicly report this data. Cash obligations include (1) postemployment health care and other insurance benefits and (2) required contributions to a Voluntary Employees' Beneficiary Association Trust to prefund postemployment health care and other insurance benefits. The amount of these expenses depends on a variety of factors and, in particular, could increase if:

     - we become subject to new federal legislation changing our postemployment benefit and pension-related obligations or increasing our annual cash flow requirements related to current pension funding requirements or pension insurance premiums;

     - the actual retirement or other termination of active employees is significantly earlier than projected; or

     - any of our obligations are modified after August 2004 because of contractual changes with the USWA.

OUR DEBT AGREEMENTS HAVE RESTRICTIVE COVENANTS THAT MAY ADVERSELY AFFECT OUR BUSINESS. IF WE ARE UNABLE TO COMPLY WITH THESE COVENANTS, OUR CREDITORS COULD ACCELERATE THE MATURITY OF OUR DEBT OBLIGATIONS

     The indentures governing our 1999 notes and 1997 notes, and our other financing agreements contain covenants that limit our ability to engage in transactions that might otherwise be beneficial to us and to our ability to generate cash from operations or other sources to continue to make payments on the notes. Our bank financing also contains restrictive covenants, including requirements to maintain specific financial ratios and satisfy other financial tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we may not be able to meet them.

     The breach of a covenant or the occurrence of a default under our bank financing or other financing arrangements would permit the relevant creditors to declare all outstanding amounts under that facility immediately due and payable and terminate all commitments to extend further credit. It is unlikely that we would have sufficient assets to repay our debts, if those obligations were accelerated.

WE MAY NOT BE ABLE TO SATISFY THE SUBSTANTIAL CAPITAL INVESTMENT AND MAINTENANCE REQUIREMENTS OF RUNNING OUR BUSINESS

     Our integrated steel operations are capital intensive. We might not have adequate funds to make all capital expenditures that we might find desirable, or even to preserve our competitive position or comply with environmental regulations. If we do not, our business may be impaired and our profitability reduced. Over the last ten years, our consolidated capital expenditures have totaled approximately $3 billion and over the last three years, our consolidated capital expenditures have totaled approximately $978 million.

WE MAY NOT BE ABLE TO ACHIEVE THE EXPECTED BENEFITS FROM THE TUBULAR BUSINESS ACQUISITIONS

     We expect that our combination of the LTV Tubular, Welded Tube and Copperweld businesses will provide us operating advantages and cost savings that will more than compensate for the costs of combining those businesses. Our cash flow and profitability would be diminished if we were unable to achieve those advantages and savings, making it more difficult for us to service our obligations. The integration and consolidation of two or more businesses requires substantial management time and other resources, and the combined entity is not always more successful than the businesses would have been if they had remained independent. For example, we could find it difficult to combine three management teams, coordinate production schedules and coordinate production and administrative services for the combined operations.

OUR DIVERSIFICATION STRATEGIES MAY NOT BE SUCCESSFUL, AND WE COULD SUFFER LOSSES FROM NEW OR EXISTING INVESTMENTS

     Our recent expansion and continuing efforts to diversify our business exposes us to risk of loss from new investment. We have recently expanded beyond our existing integrated steel operations, and expect to continue to diversify our business by investing in our metal fabrication business and making additional steel-related investments. In particular, we have expanded our operations in part through joint venture investments and expect to continue to make similar investments. There are a number of risks associated with joint ventures, including the risks that our venture partners may:

     - have economic or business interests that are inconsistent with our interests; or

     - be unable to meet their economic or other obligations and we may be required or choose to fulfill those obligations.

     In addition, many of the opportunities we are pursuing are, or have investments in, start-up operations and may require significant additional investments before becoming operational. The development, construction and start-up of these operations are subject to numerous risks. Cliffs and Associates, for example, our 46.5% owned joint venture to produce reduced iron briquettes, has experienced some difficulties in start-up that, although being addressed, have caused some delays in its full operation. After start-up of these operations, we may be required to make further investments and we could incur significant losses before any profits are realized. For example, Trico Steel, our 50% owned mini-mill operation, has experienced substantial equipment problems, including but not limited to transformer outages, that have prevented it from reaching satisfactory levels of performance. Further, assuming these equipment problems can be fully resolved, additional capital expenditures may be required to permit Trico Steel to operate at a level that makes our investment in it profitable, and there can be no assurance that Trico Steel would have the funds necessary to make these expenditures.

WE COULD BE FORCED TO SELL OUR TRICO STEEL JOINT VENTURE INVESTMENT AT A LOSS

     We could be forced to sell our investment in Trico Steel on an expedited schedule. We could suffer a substantial loss on our sale if we are unable to sell on a schedule that allows us to realize the highest available price for our investment, which we reflect in our December 31, 1999 consolidated financial statements at $152 million. In our new labor agreement with the USWA, we have agreed to cause Trico Steel to enter into a neutrality agreement with the USWA with respect to efforts to organize Trico employees or, if we have not done so by August 1, 2000, to expeditiously exit from our Trico Steel investment. Because we own only a 50% interest in Trico Steel, we are unable unilaterally to ensure that Trico Steel undertakes these steps, and we may therefore be required to divest our Trico Steel investment. We are presently in discussions with our Trico Steel partners regarding Trico Steel neutrality.

WE RELY HEAVILY ON AUTOMOTIVE INDUSTRY CUSTOMERS FOR OUR SALES; ANY LOSS OR DIMINISHED DEMAND FROM THESE CUSTOMERS COULD ADVERSELY AFFECT OUR BUSINESS

     Demand for much of our steel products is affected by, among other things, the strength or weakness of the automotive industry, and any weakness of demand from automotive customers could impair our profitability. The automotive industry can be highly cyclical and is dependent on, among other things, consumer spending, labor relations and the impact of international trade. Direct sales of our products to the automotive market accounted for approximately 29% of our steel-related sales in 1999, 30% in 1998 and 28% in 1997. We also sell to the steel service center and converter markets which, in turn, sell a portion of their product to the automotive industry. Direct sales to General Motors Corporation, our largest customer, accounted for approximately 10% of our consolidated sales in 1999, 9% in 1998 and 11% in 1997. Our current sales arrangement with General Motors expires at year-end 2000 and future sales to General Motors may not continue at these historic levels.

     Automotive manufacturers that sell passenger cars and light-duty trucks in the United States are required to comply with increasingly stringent federally mandated corporate average fuel economy standards. Increases in fuel economy standards from their current levels could require vehicle manufacturers to reduce the average weight of vehicles sold in the United States by reducing the average amount of steel used in those vehicles. A reduction of the amount of steel used in a vehicle could result in a reduction of our sales and have a material adverse effect on our business.

UNPLANNED REPAIRS OR EQUIPMENT OUTAGES COULD INTERRUPT PRODUCTION AND REDUCE OPERATING INCOME OR CASH FLOW

     Our integrated steel operations depend upon critical pieces of steelmaking equipment, such as blast furnaces and continuous casters, that may occasionally be out of service due to routine scheduled maintenance or equipment failures. Any unplanned unavailability of critical equipment would interrupt our production capabilities, and reduce our sales and profitability. Although we have not recently experienced any equipment failures that have resulted in the complete shutdown of a major portion of our steelmaking production for a significant period, we have experienced unscheduled equipment outages in the past and we could have material shutdowns in the future. We currently have no plans for equipment shutdowns other than for routine scheduled maintenance in the ordinary course of business, which we do not expect to have a material effect on our operations.

BECAUSE WE RELY ON NET OPERATING LOSS CARRYFORWARDS TO REDUCE POTENTIAL FUTURE INCOME TAX LIABILITIES, OUR FINANCING OPTIONS WILL BE LIMITED

     We rely on the availability of net operating loss carryforwards to reduce any future income tax liability. This availability would be lost were we to undergo an "ownership change" under the Internal Revenue Code of 1986. Our future ability to issue additional shares of stock or equity-related instruments convertible into stock may be limited in order to avoid an "ownership change" and significant impairment to our ability to use our net operating losses to reduce tax expense. Because we are also limited in the amount of debt financing that we can undertake, our limitations on raising equity may mean that we are unable to obtain equity financing even under circumstances where it would otherwise be an attractive source of financing.

MOST OF OUR EMPLOYEES BELONG TO UNIONS, AND WE MUST PERIODICALLY RENEGOTIATE LABOR CONTRACTS TO AVOID WORK STOPPAGES

     Most of our employees belong to unions, and we accordingly negotiate with those unions to put in place collective bargaining agreements. Any failure to reach agreement on new labor agreements when required might result in a work stoppage that could, depending upon the operations affected and the length of the work stoppage, have a material adverse effect on our operations.

RISK FACTORS RELATING TO THE STEEL INDUSTRY AND RELATED INDUSTRIES

THE CYCLICALITY OF THE STEEL INDUSTRY MAY MAKE OUR OPERATING RESULTS FLUCTUATE

     The domestic steel industry is cyclical due primarily to the cyclicality of the industries it serves and changes in total industry capacity. Our results of operations are substantially affected by small variations in the realized prices of our products; changes in demand can produce significant volatility in our profitability. For example, our integrated steel operations shipped 7.5 million tons of integrated steel products and recorded sales of $3.4 billion during 1999. A 1% increase or decrease in the average realized price during 1999 would have resulted in an increase or decrease in pre-tax income of approximately $30 million.

     Steel prices declined materially during 1998 such that our average realized integrated steel selling prices during 1999 were below those of a decade ago. We have been unable to implement price increases to offset the price decreases experienced in 1998. We have suffered losses due to this drop in prices and there is no assurance that prices will not continue to decline and that we will not continue to suffer losses.

IMPORTS OF STEEL FROM FOREIGN PRODUCERS HAVE CREATED EXCESS SUPPLY IN THE MARKET AND DEPRESSED STEEL PRICES

     A number of foreign steel producers, particularly those in Asia, Eastern Europe and Latin America, have recently been exporting large quantities of steel to the United States at depressed prices, impairing our ability to sell our products at favorable prices and, accordingly, our profitability. Some foreign steel producers are owned, controlled or subsidized by foreign governments. Decisions by these foreign producers to continue production at marginal facilities may be influenced to a greater degree by political and economic policy considerations than by prevailing market conditions and may further contribute to excess global capacity.

THE TIN INDUSTRY HAS BEEN SUBJECT TO CONTINUING PRICING PRESSURES, REDUCING THE PROFITABILITY OF OUR TIN OPERATIONS

     The tin industry has been subject to pricing pressure, which has reduced both our tin sales and the profitability of those tin sales. This is a result of several factors. First, consolidation of the customer base has left customers with greater purchasing power. Furthermore, domestic production capacity of tin product exceeds market demand, which has been declining somewhat due to increased market penetration by competing materials. Increased imports of tin mill products in 1999 have also increased supply. Our capacity utilization in our tin mills was 88% in 1998 and 83% in 1999.

OUR COMPETITION WITH OTHER DOMESTIC PRODUCERS OF STEEL AND STEEL SUBSTITUTES MAY REDUCE OUR REVENUES FROM STEEL SALES

     We face competition from other domestic integrated steel producers, some of which have greater resources than we do, and from flat rolled mini-mills, which in many cases have lower costs of production than we do. Mini-mills generally produce steel from scrap in electric furnaces, have lower employment and environmental costs and generally target regional markets. Thin slab casting technologies have allowed some mini-mill producers to enter sectors of the flat rolled market that have traditionally been supplied by integrated producers. In the case of many steel products, we compete with manufacturers of other products, such as plastics, aluminum, ceramics, glass, wood and concrete, all of which can diminish our sales and profitability.

OUR COSTS OF COMPLIANCE WITH ENVIRONMENTAL REGULATIONS MAY AFFECT OUR COMPETITIVENESS AND PROFITABILITY

     We are subject to laws and regulations relating to the protection of human health and the environment that are quite stringent and are generally becoming more stringent. We incur substantial capital and operating costs to comply with these laws, which puts us at a competitive disadvantage to steel producers that do not have comparable costs and reduces our cash flow and profitability. In 1999, we spent approximately $18 million in capital expenditures for compliance-related environmental projects, and we expect that our average annual capital expenditures for similar environmental projects will be approximately $24 million over the next five years. If environmental laws and regulations that affect us or their application were to become more stringent, our costs of compliance could increase over those expected levels.

RISK FACTORS RELATING TO THE METAL FABRICATION BUSINESS SEGMENT

SIGNIFICANT RECENT INCREASES IN STRUCTURAL TUBING PRODUCTION CAPACITY COULD CONTINUE TO DEPRESS PRICES

     Recent expansion in the structural tubing industry has resulted in overcapacity and continued pressure on prices, reducing the profitability of our structural tubing business. New mill capacity in North America has increased approximately 25% since 1996, and U.S. capacity utilization has been reduced to below 60%. In addition, producers of tubing for the oil drilling industry or other related industries may, in response to weakness in their target markets, attempt to shift more product sales into our target markets until demand for their core products returns.

CYCLICALITY OF DEMAND IN THE TARGET MARKETS OF OUR METAL FABRICATION BUSINESS COULD PERIODICALLY RESULT IN DECREASED DEMAND AND LOWER PRICES

     The target markets of our metal fabrication business, particularly the non-residential construction market, are cyclical, and decreases in demand could result in lower sales and prices for our tubular and metal buildings products. We cannot predict the timing, region or severity of future economic or industry downturns. A weak agricultural market could also have an adverse effect on the sales and prices realized by our metal fabrications business. Revenues from the sale of structural and mechanical tubing segments directly and indirectly to the agricultural industry would have accounted for approximately 19% of our pro forma tubular sales for 1999. Demand for these products depends primarily on strong agricultural yields, price and sales.

OUR BIMETALLICS BUSINESS UNIT RELIES HEAVILY ON ONE CUSTOMER; ANY DECLINE IN SALES TO THAT CUSTOMER COULD ADVERSELY AFFECT OUR REVENUES IN THAT UNIT

     In 1999, CommScope, Inc. accounted for approximately $44 million, or 41% of Copperweld's bimetallics business unit revenues. The loss of any or all of the CommScope business could have a material adverse effect on the results of operations of our metal fabrication business. CommScope and Copperweld are parties to a multi-year supply agreement that expires in March 2000. In February 1999, CommScope acquired the assets of the only other significant U.S. producer of bimetallic wire, and as a result will be capable of satisfying a substantial portion of its needs internally once the relocated equipment is operational. Because of its ability to provide a portion of its needs through its own operations, CommScope could decide to decrease its purchases from our bimetallics business, which would reduce our cash flow and profitability in that business.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. All reports and other information filed by us with the SEC may be inspected without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these documents can be obtained from the public reference section of the SEC, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC. In addition, these reports and other information concerning us may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referring to these filed documents. Any information referred to in this way is considered part of this prospectus, and any information filed with the SEC by us after the date of this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference the following documents:

     - Annual Report on Form 10-K for the year ended December 31, 1999; and

     - Current Report on Form 8-K filed on November 22, 1999, as amended by Current Report on Form 8-K/A filed on January 25, 2000

     We also incorporate by reference any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of the offering under this prospectus.

     We will provide without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus, other than exhibits which are specifically incorporated by reference into those documents. Requests should be directed to The LTV Corporation, 200 Public Square, Cleveland, Ohio, 44114; (216) 622-5631; Attention: Senior Vice President, General Counsel and Secretary.

     While any preferred stock remains outstanding, we will make available, upon request, to any holder and any prospective purchaser of preferred stock the information pursuant to Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act. Any request for this information should be directed to our Senior Vice President, General Counsel and Secretary at 200 Public Square, Cleveland, Ohio 44114-2308, (216) 622-5631.

                           FORWARD-LOOKING STATEMENTS

     Statements we make in this prospectus that are not historical facts constitute "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by, among other things, the use of forward-looking terminology, including "believes," "expects," "anticipates," "intends," "pro forma," "estimates" or by discussions of strategy or intentions. Forward-looking statements, by their nature, involve risk and uncertainty. A variety of factors could cause business conditions and our actual results and experience to differ materially from those that we expect and have expressed in our forward-looking statements. These factors include, but are not limited to, the following:

     - changes in market price or market demand, even if relatively small;

     - changes in domestic capacity;

     - changes in raw material costs;

     - increased environmental and other operating costs;

     - loss of business from major customers, especially for high value-added products;

     - unanticipated expenses;

     - substantial changes in financial markets;

     - labor unrest;

     - increased foreign competition;

     - major equipment failure;

     - unanticipated results in pending legal proceedings; and

     - difficulties in implementing information technology, including Year 2000 compliant systems.

     The forward-looking statements included in this prospectus are made only as of the date of this prospectus and we undertake no obligation to publicly update the forward-looking statements to reflect subsequent events or circumstances.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from any resale of the preferred stock or any sale of our common stock issued upon the conversion of the preferred stock. The preferred stock is being sold by the stockholders described in "Selling Stockholders."

                  COMMON STOCK PRICE RANGE AND DIVIDEND POLICY

     Our common stock is traded on the New York Stock Exchange under the symbol "LTV." The following table sets forth, on a per share basis for periods indicated, the high and low sale prices for our common stock as reported on NYSE.

                                                   COMMON STOCK
                                                      PRICE         CASH DIVIDENDS
                                                  --------------     DECLARED PER
                                                  HIGH      LOW         SHARE
                                                  -----    -----    --------------
1999
  First Quarter.................................  $8.00    $5.00        $0.03
  Second Quarter................................   8.00     5.31         0.03
  Third Quarter.................................   7.44     5.13         0.03
  Fourth Quarter (through December 31, 1999)....   5.50     3.06         0.03

1998
  First Quarter.................................  14.56     9.50         0.03
  Second Quarter................................  13.50     9.38         0.03
  Third Quarter.................................  10.44     5.25         0.03
  Fourth Quarter................................   6.94     5.00         0.03

1997
  First Quarter.................................  13.63    11.63         0.03
  Second Quarter................................  14.56    12.50         0.03
  Third Quarter.................................  14.38    11.94         0.03
  Fourth Quarter................................  13.13     9.38         0.03

     On March 29, 2000, the last reported sale price of our common stock on the NYSE was $3.4375 per share. The NYSE closing price of our common stock was $3.1875 per share on November 2, 1999, the date of pricing of the preferred stock, and $3.4375 per share on November 5, 1999, the date of issuance of the preferred stock.

     Since the second quarter of 1996, we have paid quarterly dividends of $0.03 per share on our outstanding common stock. In the future, our board of directors will determine whether we pay dividends on our common stock. These determinations will depend on factors such as our results of operations, financial position and capital requirements, general business conditions and restrictions imposed by our financing arrangements. The indentures governing the new senior notes and the 1997 notes and the terms of the bank financing currently limit our ability to pay dividends, and debt and other agreements we may enter into in the future may further limit or prohibit dividend payments. Our ability to pay dividends is also constrained by provisions in our preferred stock that require that we pay or provide for dividends on our preferred stock in full before paying dividends on common stock, and by relevant provisions of applicable corporate law.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

     The unaudited pro forma condensed combined statement of operations is presented for illustrative purposes only, giving effect to the acquisitions of Welded Tube and Copperweld by LTV. The unaudited pro forma condensed combined statement of operations gives effect to the Copperweld and Welded Tube acquisitions as if they had occurred on January 1, 1999. The purchases were accounted for under the purchase method of accounting whereby the purchase price is allocated based on the fair value of the assets acquired and the liabilities assumed. The historical condensed financial statements of the acquisitions are derived from the nine month historical combined financial statements of Copperweld Corporation and Copperweld Canada Inc., incorporated by reference in this prospectus and historical combined financial statements for the period from October 1, 1999 to November 9, 1999 which are not included herein, and the historical financial statements of Welded Tube Co. of America incorporated by reference in this prospectus. The unaudited pro forma condensed combined statements of operations include the respective financial statements of LTV, Welded Tube and Copperweld and the respective pro forma adjustments based on management's assumptions to reflect the combination. Both the audited and unaudited financial statements, incorporated by reference in this prospectus, should be read in conjunction with the pro forma combined financial information. The pro forma results are not necessarily indicative of the results of operations had these acquisitions taken place at the beginning of the period nor indicative of future results of the combined companies.

     A pro forma balance sheet is not presented because the acquisitions have already occurred and are reflected in LTV's audited December 31, 1999 balance sheet.

     The principal pro forma adjustments to the condensed combined statement of operations include (1) elimination of intercompany sales; (2) amortization of goodwill and other intangibles; (3) elimination of interest on debt not assumed;
(4) interest expense on the new debt issued and dividends on the new preferred stock issued to finance the acquisitions; and (5) incremental tax effects of the pro forma adjustments.

                                            YEAR ENDED DECEMBER 31, 1999
                                 ---------------------------------------------------
                                        HISTORICAL            PRO FORMA AS ADJUSTED
                                 ------------------------    -----------------------
                                   LTV       ACQUISITIONS    ADJUSTMENTS    COMBINED
                                 --------    ------------    -----------    --------
                                        (IN MILLIONS, EXCEPT PER SHARE DATA)
Sales..........................  $  4,120        $738           $(30)(a)    $  4,828
Cost and expenses:
  Cost of products sold........     3,779         622            (30)(a)       4,371
  Depreciation and
     amortization..............       274          26             14(b)          314
  Selling, general and
     administrative............       189          43                            232
  Results of affiliates'
     operations................        30                                         30
  Net interest and other
     (income) expense..........        18           7             51(c)           76
  Special charges..............        39                                         39
                                 --------        ----           ----        --------
     Total.....................     4,329         698             35           5,062
  Income (loss) before income
     taxes.....................      (209)         40            (65)           (234)
  Income taxes.................        (3)        (14)             8(d)           (9)
                                 --------        ----           ----        --------
  Net income (loss)............      (212)         26            (57)           (243)
  Less: Preferred dividends....        (3)                        (6)(e)          (9)
                                 --------        ----           ----        --------
  Net income (loss) available
     to common shareholders....  $   (215)       $ 26           $(63)       $   (252)
                                 ========        ====           ====        ========
  Earnings per share -- basic
     and fully diluted.........  $  (2.15)                                  $  (2.52)
  Average shares outstanding
     (in thousands)............   100,020                                    100,020

-------------------------

Pro forma adjustments were made to reflect the:

(a) Elimination of intercompany sales from LTV to Copperweld.

(b) Amortization of goodwill and other intangibles of $188 million. The excess of acquisition cost over the fair value of net assets acquired is being amortized on a straight-line basis over 35 years, and other intangibles are being amortized over periods ranging from 5 to 30 years.

(c) Pro forma adjustments to interest expense (assuming particular principal amounts and rates shown below) after reflecting the acquisitions:

                                                     ANNUAL     LESS: INTEREST
                                                    INTEREST     INCLUDED IN
                             PRINCIPAL     RATE     EXPENSE     LTV HISTORICAL    PRO FORMA
                             ---------    ------    --------    --------------    ---------
                                                 (DOLLARS IN MILLIONS)
    Notes..................    $275       11.750%     $32            $ 5             $27
    Bank Financing.........     225        9.995%      22              3              19
    Working Capital
      Facilities...........     215        6.716%      14              3              11
                               ----                   ---            ---             ---
    Total..................    $715                   $68            $11              57
                               ====                   ===            ===
    Amortization of
      financing fees.......                                                            2
    Less: interest expense
      on debt not
      assumed..............                                                           (8)
                                                                                     ---
    Pro forma total
      interest expense
      adjustment...........                                                          $51
                                                                                     ===

(d) Reduction of income taxes relating to the application of LTV's net operating loss carryforwards to the federal tax provisions of the acquisitions. A full valuation allowance has been recorded to offset the non-cash tax benefits arising from the losses in the respective pro forma periods. These adjustments result in the ending pro forma income tax provision reflecting only cash taxes that consist of state, foreign and federal taxes including taxes of a less than 80% owned subsidiary of LTV.

(e) Annual preferred dividends at a rate of 8.25% on $80 million of our new preferred stock.

                    SELECTED COMBINED FINANCIAL INFORMATION
                    AND CERTAIN OPERATING DATA OF COPPERWELD

     The following table presents selected combined financial information and other operating data for Copperweld Corporation and Copperweld Canada Inc. for the periods indicated. The financial information is derived from Copperweld's audited combined financial statements for each of the years ended December 31, 1998, 1997, 1996, 1995 and 1994. The financial information for the nine months ended September 30, 1999 and 1998 is derived from Copperweld's unaudited financial statements. The results of operation for the nine months ended September 30, 1999 are not necessarily indicative of results for the full year. The following financial information and operating data should be read in conjunction with the Combined Financial Statements of Copperweld for the years ended December 31, 1998, 1997 and 1996 and for the nine months ended September 30, 1999 and 1998 incorporated by reference to LTV's 1999 Annual Report on Form 10-K.

     In the table below the ratio of earnings to fixed charges is determined by dividing the sum of net income before interest expense, taxes and the portion of rent expense representative of interest, by the sum of interest expense (including capitalized interest) and the portion of rent expense representative of interest.

                                       NINE MONTHS ENDED
                                         SEPTEMBER 30,                  YEAR ENDED DECEMBER 31,
                                       ------------------    ----------------------------------------------
                                        1999       1998       1998      1997      1996      1995      1994
                                       -------    -------    ------    ------    ------    ------    ------
                                          (UNAUDITED)               (IN MILLIONS, EXCEPT OTHER DATA)
INCOME STATEMENT:
Sales................................  $554.7     $552.6     $711.0    $662.7    $427.8    $429.6    $432.1
Cost of products sold................   467.3      461.0      594.8     547.1     353.1     355.2     345.2
Depreciation and amortization........    22.8       18.1       22.9      19.8      12.8      11.5      12.2
Selling, general and
  administrative.....................    30.2       28.6       36.7      38.1      28.7      20.6      25.7
                                       ------     ------     ------    ------    ------    ------    ------
  Operating income...................    34.4       44.9       56.6      57.7      33.2      42.3      49.0
Interest expense.....................     7.5        7.2        8.0       8.0       4.5       4.6       4.3
Interest and other income............     0.9        0.7        1.3       0.8       0.5       1.2       1.2
                                       ------     ------     ------    ------    ------    ------    ------
  Income before taxes on income......    27.8       38.4       49.9      50.5      29.2      38.9      45.9
Provision for income taxes...........    10.4       14.7       19.1      18.6       9.4      15.1      18.6
                                       ------     ------     ------    ------    ------    ------    ------
Net income...........................  $ 17.4     $ 23.7     $ 30.8    $ 31.9    $ 19.8    $ 23.8    $ 27.3
                                       ======     ======     ======    ======    ======    ======    ======
OTHER FINANCIAL DATA:
Capital expenditures.................  $ 30.7     $ 52.2     $ 83.2    $ 30.8    $ 10.2    $ 20.8    $ 11.2
Depreciation and amortization........    22.8       18.1       22.9      19.8      12.8      11.5      12.2
Cash provided by (used in):
  Operating activities...............    44.3       82.9       54.0      34.4      28.8      42.4      25.7
  Investing activities...............   (31.0)     (56.6)     (87.7)   (128.6)     (7.6)    (25.3)    (10.8)
  Financing activities...............   (18.1)      31.1       39.4     100.5     (24.6)    (18.5)    (13.5)
Ratio of earnings to fixed charges...     3.9x       5.2x       5.3x      6.4x      5.7x      6.4x      8.6x

OTHER DATA:
Shipments
  Tubing (tons in thousands).........   622.4      621.7      798.1     701.1     360.0     347.0     384.4
  Wire (pounds in millions)..........    64.3       52.3       70.3      73.5      70.1      65.1      62.6
Number of active employees...........   2,577      2,521      2,545     2,455     1,300     1,332     1,306

                                       NINE MONTHS ENDED
                                         SEPTEMBER 30,                  YEAR ENDED DECEMBER 31,
                                       ------------------    ----------------------------------------------
                                        1999       1998       1998      1997      1996      1995      1994
                                       -------    -------    ------    ------    ------    ------    ------
                                          (UNAUDITED)               (IN MILLIONS, EXCEPT OTHER DATA)
BALANCE SHEET DATA (AT PERIOD END):
Cash, cash equivalents and marketable
  securities.........................  $  8.0     $  2.3     $ 12.8    $  7.1    $  0.8    $  4.2    $  5.6
Working capital......................   110.2      106.8      117.2     119.2      63.2      60.8      20.2
Property, plant and equipment........   295.8      258.4      282.3     228.6     134.7     137.7     125.8
Total assets.........................   539.4      504.8      531.1     472.2     265.1     257.3     249.5
Total debt...........................   154.2      136.6      163.7     164.6      60.4      70.9      75.7
Total postemployment health care and
  other insurance benefit
  liabilities........................    40.9       41.7       39.9      41.7      32.0      30.9      31.2
Total pension benefit liabilities....    (8.2)       1.9       (3.5)      6.0      13.5      16.4      14.5
Shareholders' equity.................   213.2      188.9      199.4     135.9      91.1      82.2      71.4

                         DESCRIPTION OF PREFERRED STOCK

     The following description is a summary of all of the material provisions of the Certificate of Designations and the preferred stock. A copy of the Certificate of Designations is available upon request to LTV at the address set forth under "Where You Can Find More Information." The summary of the Certificate of Designations does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Certificate of Designations. As used in this section, the term "LTV" refers to The LTV Corporation and not any of our subsidiaries.

GENERAL

     There are 1,600,000 shares of LTV's 8 1/4% Series A Cumulative Convertible Preferred Stock, $1.00 par value per share, designated as "8 1/4% Series A Cumulative Convertible Preferred Stock" outstanding. The preferred stock was issued pursuant to a Certificate of Designations dated as of November 5, 1999. The preferred stock is validly issued, fully paid and nonassessable. The holders of the preferred stock have no preemptive or preferential right to purchase or subscribe for stock, obligations, warrants or other securities of LTV of any class. The preferred stock is eligible for trading in The PORTAL Market.

     The transfer agent for the preferred stock is ChaseMellon Shareholder Services LLC, unless and until a successor is selected by LTV.

RANKING

     The preferred stock, with respect to dividend distributions and distributions upon the liquidation, winding-up and dissolution of LTV, ranks

     (1) senior to all classes of common stock of LTV and to each other class or series of LTV capital stock established after the date of this prospectus, the terms of which do not expressly provide that it ranks senior to or on a parity with the preferred stock as to dividend distributions and distributions upon the liquidation, winding-up and dissolution of LTV;

     (2) on a parity with LTV's Series B Preferred Stock and any additional shares of the preferred stock issued by LTV in the future and any other class or series of LTV capital stock established after the date of this prospectus, the terms of which expressly provide that the particular class or series will rank on a parity with the preferred stock as to dividend distributions and distributions upon the liquidation, winding-up and dissolution of LTV; and

     (3) junior to each class or series of LTV capital stock established after the date of this prospectus, the terms of which expressly provide that the particular class or series will rank senior to the preferred stock as to dividend distributions and distributions upon liquidation, winding-up and dissolution of LTV.

     The preferred stock is subject to the issuance of series of capital stock that is junior to, on a parity with, and senior to the preferred stock, provided that LTV may not issue any new class of capital stock that is senior to the preferred stock without the approval of the holders of at least 66 2/3% of the shares of preferred stock then outstanding, voting or consenting, as the case may be, together as one class.

     No dividend whatsoever shall be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding share of the preferred stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid, or declared and a sufficient sum set apart for payment, upon all outstanding shares of senior securities.

DIVIDENDS

     The holders of the preferred stock are entitled to receive, when, as and if dividends are declared by the Board of Directors out of funds of LTV legally available for payment, cumulative dividends from the issue date of the preferred stock accruing at the rate per annum of 8.25% of the liquidation preference per share, payable quarterly in arrears on each February 15, May 15, August 15 and November 15, commencing on February 15, 2000, to the holders of record as of the next preceding February 1, May 1, August 1 and November 1. Dividends payable on the preferred stock will be computed on the basis of a 360-day year consisting of twelve 30-day months and will be deemed to accrue on a daily basis.

     Dividends on the preferred stock will accrue whether or not LTV has earnings or profits, whether or not there are funds legally available for the payment of dividends and whether or not dividends are declared. Dividends will accumulate to the extent they are not paid on the dividend payment date for the period to which they relate. The Certificate of Designations provides that LTV will take all actions required or permitted under applicable law to permit the payment of dividends on the preferred stock.

     No dividend whatsoever shall be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding share of the preferred stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid, or declared and a sufficient sum set apart for payment, upon all outstanding shares of preferred stock. Unless full cumulative dividends on all outstanding shares of preferred stock for all past dividend periods shall have been declared and paid, or declared and a sufficient sum for payment set apart, then:

     (1) no dividend, other than a dividend payable solely in shares of any junior securities or parity securities or a partial dividend on parity securities that is paid pro rata on the preferred stock, shall be declared or paid upon, or any sum set apart for the payment of dividends upon, any shares of junior securities or parity securities, respectively;

     (2) no other distribution shall be declared or made upon, or any sum set apart for the payment of any distribution upon, any shares of junior securities or parity securities, other than a distribution consisting solely of junior securities or parity securities, respectively;

     (3) no shares of junior securities or parity securities or any warrants, rights, calls or options exercisable for or convertible into any junior securities or parity securities shall be purchased, redeemed or otherwise acquired, excluding an exchange for shares of other junior securities or parity securities, respectively, by LTV or any of its subsidiaries; and

     (4) no monies shall be paid into or set apart or made available for a sinking or other like fund for the purchase, redemption or other acquisition of any shares of junior securities or parity securities or any warrants, rights, calls or options exercisable for or convertible into any junior securities or parity securities by LTV or any of its subsidiaries.

Holders of the preferred stock will not be entitled to any dividends in excess of the full cumulative dividends as herein described.

     Our ability to pay dividends on the preferred stock is limited by the terms of our bank financing, the 1997 notes and the 1999 notes, and may further be limited by debt agreements that LTV may enter into in the future. See "Risk Factors -- We may not be able to pay dividends on the preferred stock or on common stock."

REDEMPTION

     Optional Redemption. The preferred stock may be redeemed, in whole or from time to time in part, at our option at any time on or after November 18, 2004. The redemption price will be equal to the percentage of the liquidation preference set forth below, in each case, together with

     (1) accumulated and unpaid dividends, which includes an amount equal to a prorated dividend for any partial dividend period, and

     (2) preferred stock liquidated damages, if any, to the date of redemption,

upon not less than 30 nor more than 60 days' prior written notice, if the preferred stock is redeemed during the 12-month period commencing on November 18 of the years set forth below:

YEAR                                                           PERCENTAGE
----                                                           ----------
2004.......................................................      104.13%
2005.......................................................      103.30%
2006.......................................................      102.48%
2007.......................................................      101.65%
2008.......................................................      100.83%
2009 and afterwards........................................      100.00%

     We are not permitted to authorize or make any optional redemption unless, prior to giving the applicable redemption notice, we have paid in cash all accumulated and unpaid dividends for periods ended prior to the date of the redemption notice. In the event of partial redemptions of preferred stock, the shares to be redeemed will be determined pro rata or by lot, as we determine but we may redeem all shares held by holders of fewer than 100 shares of preferred stock, or by holders that would hold fewer than 100 shares of preferred stock following the redemption, prior to redemption of other shares of preferred stock.

METHOD OF PAYMENTS

     LTV will make each dividend payment, including any preferred stock liquidated damages, and optional redemption payment on the preferred stock in cash. We will make a public announcement no later than the close of business on the tenth business day prior to the record date for each dividend as to whether we will pay the dividend.

PROCEDURE FOR REDEMPTION

     On and after a redemption date, unless we default in the payment of the applicable redemption price, dividends will cease to accrue on shares of preferred stock called for redemption and all rights of holders of those shares will terminate except for the right to receive the redemption price, without interest. However, if we have given a notice of redemption and set aside an amount in cash equal to the full redemption price in trust for the benefit of holders of the preferred stock called for redemption, then at the close of business on the day on which those funds are set apart, the holders of the shares to be redeemed shall cease to be stockholders of LTV and shall be entitled, subject to their rights of conversion, to receive only the redemption price for their shares on the redemption date. LTV will make a public announcement of the redemption and send a written notice by first class mail to each holder of record of shares of preferred stock not fewer than 30 days nor more than 60 days prior to the date fixed for the redemption. Shares of preferred stock issued and reacquired will, upon compliance with the applicable requirements of law, have the status of authorized but unissued shares of LTV preferred stock undesignated as to series and may with any and all other authorized but unissued shares of LTV preferred stock be designated or redesignated and issued, as part of any series of LTV preferred stock.

CONVERSION RIGHTS

     Each share of preferred stock is convertible at any time, unless previously redeemed, in whole or from time to time in part, at the option of the holder of the preferred stock into that number of shares of LTV common stock equal to $50.00 divided by the conversion price then applicable. A holder's right to convert shares of preferred stock called for redemption will terminate at the close of business on the business day preceding the redemption date and will be lost if not exercised prior to that time, unless we default in making the payment due upon redemption.

     The initial conversion price is $3.675 per share, and the number of shares of common stock into which each share of preferred stock is initially convertible is 13.605. The conversion price will be subject to adjustment in some events, including

          (1) the payment of dividends (and other distributions) in common stock on any class of LTV capital stock other than the payment of any regularly scheduled dividend on any other preferred stock which does not trigger any anti-dilution provisions in any other security;

          (2) the issuance to all holders of common stock of rights, warrants or options entitling them to subscribe for or purchase common stock at less than the Average Market Value;

          (3) subdivisions, combinations and reclassifications of common stock;

          (4) distributions to all holders of common stock of evidences of indebtedness of LTV, shares of capital stock, securities, cash or property. This excludes any dividends, rights, warrants, options or distributions referred to in clause (1) or (2) above and any dividend or distribution paid exclusively in cash to all holders of common stock in an aggregate amount that, together with

             (a) other all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made, and

             (b) any cash and the fair market value of consideration, as of the expiration of the tender or exchange offer referred to below, payable in respect of any tender or exchange offer of the common stock by us or one of our subsidiaries, concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 15.0% of LTV's aggregate market capitalization on the date of the distribution, the aggregate market capitalization being the product of the Average Market Value of the common stock determined as of the record date for the dividend or distribution multiplied by the number of shares of common stock then outstanding; and,

          (5) the successful completion of a tender or exchange offer made by us or one of our subsidiaries for the common stock which involves an aggregate consideration that, together with (x) any cash and the fair market value of other consideration payable in respect of any preceding 12 months in respect of which no adjustment has been made and (y) the aggregate amount of any all-cash distribution to all holders of the common stock made within the preceding 12 months in respect of which no adjustment has been made, exceeds 15.0% of LTV's aggregate market capitalization on the expiration of the tender or exchange offer, determined as described above.

     "Average Market Value" of the common stock will mean the arithmetic average of the Current Market Value of our common stock for the ten trading days ending on the fifth trading day prior to the date of the event requiring the calculation.

     "Current Market Value" of the common stock will mean for any day:

          (1) the volume weighted average price, as quoted in Bloomberg Financial Markets, or

          (2) the average of the high and low sale prices of the common stock, if reported on any national securities exchange.

     No adjustment of the conversion price will be required to be made until cumulative adjustments amount to 1% or more of the conversion price as last adjusted. However, no adjustment to the conversion price shall reduce the conversion price below the then applicable par value per share of the common stock. In addition to the foregoing adjustments, we will be permitted to make reductions in the conversion price we consider advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the common stock.

     Unless subject to the provisions described under "Fundamental Change Conversion Price Adjustment" below, in the case of consolidations or mergers to which we are a party or the transfer of substantially all of our assets, each share of preferred stock then outstanding would become convertible only into the kind and amount of securities, cash and other property receivable upon the consolidation, merger or transfer by a holder of the number of shares of common stock into which the share of preferred stock might have been converted immediately prior to the consolidation, merger or transfer (assuming that the holder of common stock failed to exercise any rights of election and received per share the kind and amount receivable per share by a plurality of non-electing shares).

     No fractional shares of common stock will be issued upon conversion; instead, LTV will round the applicable number of shares up or down to the nearest whole number of shares.

     The holder of record of a share of preferred stock at the close of business on a record date with respect to the payment of dividends on the preferred stock will be entitled to receive dividends with respect to the share of preferred stock on the corresponding dividend payment date, notwithstanding the conversion of the share after the record date and prior to the dividend payment date. A share of preferred stock surrendered for conversion during the period from the close of business on any record date for the payment of dividends to the opening of business of the corresponding dividend payment date must be accompanied by a payment in cash in an amount equal to the dividend payable on the dividend payment date, unless the share of preferred stock has been called for redemption on a redemption date occurring during the period from the close of business on any record date for the payment of dividends to the close of business on the business day immediately following the corresponding dividend payment date. The dividend payment with respect to a share of preferred stock called for redemption on a date during the period from the close of business on any record date for the payment of dividends to the close of business on the business day immediately following the corresponding dividend payment date will be payable on the dividend payment date to the record holder of the share on the record date if the share has been converted after the record date and prior to the dividend payment date. No payment or adjustment will be made upon conversion of shares of preferred stock for accumulated and unpaid dividends or for dividends with respect to the common stock issued upon the conversion.

FUNDAMENTAL CHANGE CONVERSION PRICE ADJUSTMENT

     The term "Fundamental Change" means the occurrence of any transaction or event in connection with which all or substantially all of the outstanding common stock shall be exchanged for, converted into, acquired for or constitute the right to receive stock, securities, other property or assets, including cash, of another entity or person, whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise. "Fundamental Change Average Market Price" of the common stock means the Average Market Value as of the closing of the Fundamental Change.

     If LTV makes an announcement of the occurrence of a Fundamental Change, there will be an adjustment to the conversion price of the preferred stock such that the conversion price will subsequently equal the Fundamental Change Average Market Price, unless the resulting conversion rate is lower than the then current conversion rate of the preferred stock as calculated in the manner described in "-- Conversion Rights", in which case this adjustment to the conversion price will not be made.

VOTING RIGHTS

     Holders of record shares of the preferred stock have no voting rights, except as required by law and as provided in the Certificate of Designations. The Certificate of Designations provides that upon the accumulation of accrued and unpaid dividends on the outstanding preferred stock in an amount equal to six quarterly dividends, whether or not consecutive, then the holders of a majority of the outstanding shares of preferred stock will be entitled to elect one or, if the Board of Directors then has more than five members, two members to the Board of Directors of LTV. The number of members of LTV's Board of Directors will be immediately and automatically increased by one or two, as the case may be. Voting rights arising as a result of a voting rights triggering event, as described above, will continue until the time when all dividends in arrears on the preferred stock are paid in full, at which time the term of office of members of the Board of Directors so elected shall terminate and these directors shall be deemed to have resigned.

     In addition, the Certificate of Designations provides that LTV will not authorize any class of senior securities or any obligation or security convertible or exchangeable into or evidencing a right to purchase shares of any class or series of senior securities, without the approval of holders of at least 66 2/3% of the shares of preferred stock then outstanding, voting or consenting, as the case may be, as one class. The Certificate of Designations also provides that LTV may not amend the Certificate of Designations so as to affect adversely the specified rights, preferences, privileges or voting rights of holders of shares of the preferred stock or authorize the issuance of any additional shares of preferred stock, without the approval of the holders of at least 66 2/3% of the then outstanding shares of preferred stock voting or consenting, as the case may be, as one class. The Certificate of Designations also provides that, except as set forth above with respect to senior securities,
(a) the creation, authorization or issuance of any shares of junior securities, parity securities or senior securities or (b) the increase or decrease in the amount of authorized capital stock of any class, including any preferred stock, shall not require the consent of the holders of preferred stock and shall not be deemed to affect adversely the rights, preferences, privileges, special rights or voting rights of holders of shares of preferred stock. The consent of the holders of preferred stock will not be required for LTV to authorize, create, by way of reclassification or otherwise, or issue any parity securities or any obligation or security convertible or exchangeable into or evidencing a right to purchase, shares of any class or series of parity securities.

MERGER, CONSOLIDATION AND SALE OF ASSETS

     Without the vote or consent of the holders of a majority of the then outstanding shares of preferred stock, LTV may not consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to, any person unless:

          (a) the resulting entity formed by the consolidation or merger, if other than LTV, or to which the sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia;

          (b) if LTV is not the resulting entity, the preferred stock is converted into or exchanged for and becomes shares of the resulting entity, having in respect of the resulting entity the same (or more favorable) powers, preferences and relative, participating, optional or other special rights thereof that the preferred stock had immediately prior to the transaction; and

          (c) immediately after giving effect to the transaction, no voting rights triggering event has occurred and is continuing.

          The resulting entity of the transaction shall subsequently be deemed to be the "Company" for all purposes of the Certificate of Designations.

     Except as described herein, the Certificate of Designations does not provide the holders of the preferred stock with any special protection in the event of a takeover, recapitalization or similar transaction which could adversely affect LTV's capital structure or the value of the preferred stock or the common stock.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding-up of LTV or reduction or decrease in our capital stock resulting in a distribution of assets to the holders of any class or series of LTV's capital stock, each holder of shares of the preferred stock will be entitled to payment out of our assets available for distribution of an amount equal to the liquidation preference per share of preferred stock held by the holder, plus accrued and unpaid dividends and preferred stock liquidated damages, if any, to the date fixed for liquidation, dissolution, winding-up or reduction or decrease in capital stock, including an amount equal to a prorated dividend for the period from the last dividend payment date to the date fixed for liquidation, dissolution, winding up or reduction or decrease in capital stock, before any distribution is made on any junior securities, including, without limitation, common stock. After payment in full of the liquidation preference and all accrued dividends and preferred stock liquidated damages, if any, to which holders of preferred stock are entitled, the holders will not be entitled to any further participation in any distribution of our assets. If, upon any voluntary or involuntary liquidation, dissolution or winding-up of LTV, the amounts payable with respect to the preferred stock and all other parity securities are not paid in full, the holders of the preferred stock and the parity securities will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and accumulated and unpaid dividends and preferred stock liquidated damages, if any, to which each is entitled.

     However, neither the voluntary sale, conveyance, exchange or transfer for cash, shares of stock, securities or other consideration, of all or substantially all of our property or assets nor our consolidation or merger with or into one or more entities will be deemed to be a voluntary liquidation, dissolution or winding-up or reduction or decrease in capital stock, unless the sale, conveyance, exchange or transfer shall be in connection with a liquidation, dissolution or winding-up of our business or reduction or decrease in capital stock.

     The Certificate of Designations does not contain any provision requiring funds to be set aside to protect the liquidation preference of the preferred stock, although the liquidation preference will be substantially in excess of the par value of the shares of preferred stock. Consequently, there will be no restriction upon the surplus of LTV solely because the liquidation preference of the preferred stock will exceed the par value of the preferred stock. There will be no remedies available to holders of the preferred stock before or after the payment of any dividend, other than in connection with our liquidation, solely by reason of the fact that the dividend would reduce our surplus to an amount less than the difference between the liquidation preferences of the preferred stock and its par value.

SEC REPORTS

     Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, we shall file with, or furnish to, the SEC the annual reports and the information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation that is subject to these Sections. The information, documents and reports shall be filed at the times specified for the filing of the information, documents and reports under these Sections (the "Required Filing Times"). But we will not be obligated to file this information, documents and reports with the SEC if the SEC does not permit those filings. LTV shall also in any event:

          (a) within 15 days of each Required Filing Time, provide the transfer agent and the holders of the preferred stock with copies of the information, documents and reports and

          (b) if the SEC does not permit the filing of the information, documents and reports, promptly upon written request supply copies of the information, documents and reports to any prospective holder of the preferred stock.

REGISTRATION RIGHTS; PREFERRED STOCK LIQUIDATED DAMAGES

     Each share of preferred stock and each share of common stock issuable upon conversion of the preferred stock or in satisfaction of any dividend or other payment on the preferred stock are transfer restricted securities until (a) the date on which the security has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement or (b) the date on which the security is distributed to the public pursuant to Rule 144 under the Securities Act or may be distributed to the public pursuant to Rule 144(k) under the Securities Act.

     Pursuant to the Registration Rights Agreement, LTV has agreed to file this shelf registration statement with the SEC to cover resales of transfer restricted securities by holders who satisfy conditions relating to the provision of information in connection with the shelf registration statement.

     The Registration Rights Agreement provides that (a) LTV will file the shelf registration statement with the SEC not later than 90 days after the date of original issuance of the preferred stock, (b) LTV will cause the shelf registration statement to be declared effective by the SEC on or prior to 180 days after the date of original issuance of the preferred stock and (c) we will use our best efforts to keep the shelf registration statement effective for two years from the date it is declared effective by the SEC or a shorter period that will terminate when all of the transfer restricted securities covered by the shelf registration statement have been sold pursuant to the shelf registration statement.

     Holders will be required to provide information to us to be included in the shelf registration statement in order to have their transfer restricted securities included in the shelf registration statement and benefit from the provisions regarding preferred stock liquidated damages as set forth above. LTV will provide to each holder for whom the shelf registration statement was filed copies of the prospectus which is a part of the shelf registration statement, notify each of these holders when the shelf registration statement has become effective and take other actions as are required to permit unrestricted resales of the transfer restricted securities. A holder selling its transfer restricted securities pursuant to the shelf registration statement generally would be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to some of the civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to the holder, including some indemnification obligations. We shall be deemed not to have used our best efforts to keep the shelf registration statement effective if we voluntarily take any action that would result in holders of securities covered by the shelf registration statement not being able to offer and sell those securities during the two year period referred to above, except under some circumstances relating to pending corporate developments, public filings with the SEC and similar events.

     If: (a) on or prior to the 90th day following the date of original issuance of the preferred stock, the shelf registration statement has not been filed with the SEC;

     (b) on or prior to the 180th day following the date of original issuance of the preferred stock, the shelf registration statement has not been declared effective or

     (c) after the shelf registration statement has been declared effective, that registration statement subsequently ceases to be effective or usable, subject to some exceptions, in connection with resales of transfer restricted securities in accordance with and during the two year period specified in the Registration Rights Agreement, liquidated damages will accrue on the liquidation preference of the preferred stock from and including the date on which any registration default referred to in clauses (a) through (c) shall occur to but excluding the date on which all registration defaults have been cured. Preferred stock liquidated damages will accrue at a rate of .25% of the liquidation preference of the preferred stock during the 90-day period immediately following the occurrence of any registration default and shall increase by .25% at the end of each subsequent 90-day period, but in no event shall this rate exceed 1.00% per annum of the liquidation preference of the preferred stock.

BOOK-ENTRY; DELIVERY AND FORM; GLOBAL SHARES

     The preferred stock resold in the United States in reliance on Rule 144A or in offshore transactions in reliance on Regulation S is represented by one or more permanent global shares in definitive, fully-registered form. The restricted global shares are deposited with, or on behalf of, the Depository Trust Company and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

     Investors who are "qualified institutional buyers", as defined in Rule 144A under the Securities Act and referred to as "QIBs", and who purchase preferred stock in reliance on Rule 144A under the Securities Act hold their interests in the restricted global shares directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants.

     Investors who purchase preferred stock in offshore transactions in reliance on Regulation S under the Securities Act hold their interests in the restricted global shares directly through Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System ("Euroclear") and Cedel Bank, societe anonyme ("Cedel Bank"), if they are participants in systems, or indirectly through organizations that are participants in these systems. Euroclear and Cedel Bank hold interests in the restricted global shares on behalf of their participants through their respective depositaries, which in turn hold the interests in the restricted global shares in customers' securities accounts in the depositaries' names on the books of DTC. Citibank, N.A., is the initial depositary for Cedel Bank, and The Chase Manhattan Bank is the initial depositary for Euroclear.

     Preferred stock resold under the shelf registration statement of which this prospectus forms a part will be represented by a permanent global share in definitive, fully-registered form. The unrestricted global share will be deposited with, or on behalf of, the DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC. Investors may hold their interests in the unrestricted global share directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants.

     Upon each sale by a selling stockholder of preferred stock, or the shares of common stock into which the preferred stock may be converted, offered hereby, the selling stockholder will be required to deliver a notice of the sale to the transfer agent and LTV. The notice will, among other things, identify the sale as a sale pursuant to the shelf registration statement of which this prospectus forms a part, certify that the prospectus delivery requirements, if any, of the Securities Act have been satisfied, and certify that the selling stockholder and the number of preferred stock, or shares of common stock into which the preferred stock may be converted, are identified in the prospectus in accordance with the applicable rules and regulations under the Securities Act. A copy of the notice is included herein in Appendix A. Additional copies may be requested from LTV, 200 Public Square, Cleveland, Ohio 44114, telephone number (216) 622-5000 Attention: Senior Vice President, General Counsel and Secretary.

     Upon receipt by the transfer agent of the notice relating to a sale of preferred stock, an appropriate adjustment will be made to reflect a decrease in the principal amount of the appropriate restricted global share, or the cancellation of a definitive share (as relevant) upon its transfer, and a corresponding increase in the principal amount of the unrestricted global share.

     Preferred stock which is not resold under this prospectus and which is transferred to institutional "accredited investors", as defined in Rules 501(a)(1), (2), (3) or (7) under the Securities Act, that are not QIBs will be issued and physically delivered in fully registered, definitive form and may not be represented by interests in the restricted global shares. Otherwise, except in the limited circumstances described below, holders of preferred stock represented by interests in global shares will not be entitled to receive definitive shares.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers which may include the initial purchasers, banks, trust companies, clearing corporations and some other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     Upon the issuance of the global shares, DTC will credit, on its book-entry registration and transfer system, the respective number of preferred stock of the individual beneficial interests represented by the global shares to the accounts of participants. Ownership of beneficial interests in the global shares will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global shares will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC, with respect to participants' interests, and by those participants, with respect to the owners of beneficial interests in the global shares other than participants.

     So long as DTC or its nominee is the registered holder and owner of the preferred stock, DTC or the nominee, as the case may be, will be considered the sole legal owner of the preferred stock represented by the global shares for all purposes under the Certificate of Designations and the preferred stock. Except as set forth below, owners of beneficial interests in the global shares will not be entitled to receive definitive shares and will not be considered to be the owners or holders of any preferred stock under the global shares. LTV understands that under existing industry practice, in the event an owner of a beneficial interest in the global shares desires to take any action that DTC, as the holder of the global shares, is entitled to take, DTC would authorize the participants to take the action, and that participants would authorize beneficial owners owning through those participants to take the action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of any interest in the global shares will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Certificate of Designations and, if applicable, those of Euroclear and Cedel Bank.

     Payments of dividends and preferred stock liquidated damages, if any, on, and any redemption price with respect to, the preferred stock represented by the global shares registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global shares.

     We expect that DTC or its nominee, upon receipt of any payment of dividends on, or the redemption price with respect to, the global shares, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the global shares as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global shares held through those participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for those customers. The payment, however, will be the responsibility of the participants and indirect participants, and neither we nor the transfer agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global shares or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between the participants and the owners of beneficial interests in the global shares.

     Unless and until it is exchanged in whole or in part for Definitive Notes in definitive form, the global share may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Cedel Bank will be effected in the ordinary way in accordance with their respective rules and operating procedures. If a holder requires physical delivery of a definitive share for any reason, including to sell preferred stock to persons in jurisdictions which require the delivery of the preferred stock or to pledge the preferred stock, the holder must transfer its interest in the global shares in accordance with the normal procedures of DTC and the procedures set forth in the Certificate of Designations.

     Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Cedel Bank participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Cedel Bank, as the case may be, by its respective depositary; however, the cross-market transactions will require delivery of instructions to Euroclear or Cedel Bank, as the case may be, by the counterparty in the system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Cedel Bank, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the shares in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Cedel Bank participants may not deliver instructions directly to the depositaries for Euroclear or Cedel Bank.

     Because of time zone differences, the securities account of a Euroclear or Cedel Bank participant purchasing an interest in the global shares from a DTC participant will be credited during the securities settlement processing day, which must be a business day for Euroclear or Cedel Bank, as the case may be, immediately following the DTC settlement date, and the credit of any transactions interests in the global shares settled during the processing day will be reported to the relevant Euroclear or Cedel Bank participant on that day. Cash received in Euroclear or Cedel Bank as a result of sales of interests in the global shares by or through a Euroclear or Cedel Bank participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Cedel Bank cash account only as of the business day following settlement in DTC.

     We expect that DTC will take any action permitted to be taken by a holder of preferred stock, including the presentation of preferred stock for exchange as described below, only at the direction of one or more participants to whose account the DTC interests in the global shares is credited and only in respect of the portion of the aggregate number of the preferred stock as to which the participant or participants has or have given the direction.

     Although we expect that DTC, Euroclear and Cedel Bank will agree to the foregoing procedures in order to facilitate transfers of interests in the global share among participants of DTC, Euroclear, and Cedel Bank, DTC, Euroclear and Cedel Bank are under no obligation to perform or continue to perform those procedures, and those procedures may be discontinued at any time. Neither LTV nor the transfer agent will have any responsibility for the performance by DTC, Euroclear or Cedel Bank or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     If DTC is at any time unwilling to continue as a depositary for the global share and we do not appoint a successor depositary within 90 days, we will issue definitive shares in exchange for the global shares.

                          DESCRIPTION OF CAPITAL STOCK

     LTV's Certificate of Incorporation authorizes the issuance of 150,000,000 shares of common stock, $0.50 par value, and 20,000,000 shares of preferred stock, $1.00 par value. At February 29, 2000, there were 105,402,602 shares of common stock and 2,100,000 shares of preferred stock issued and outstanding. An aggregate of 13,100,000 shares of common stock have been reserved for future issuance under some employee and director stock plans and in respect of our Series B Convertible preferred stock and 21,768,000 shares of common stock have been reserved initially for issuance upon conversion of the new preferred stock. In this description, the word "LTV" refers only to The LTV Corporation and not any of our subsidiaries and we refer to the preferred stock as the "new preferred stock."

     The following summary description of the material issues concerning capital stock of LTV is qualified in our entirety by reference to the Certificate of Incorporation and By-laws of LTV.

COMMON STOCK

DIVIDENDS

     The common stock is validly issued, fully paid and nonassessable. The holders of common stock will be entitled to receive dividends when and as dividends are declared by the Board of Directors of LTV out of funds legally available for payment, provided that if any shares of preferred stock are at the time outstanding, the payment of dividends on the common stock or other distributions may be subject to the prior declaration and payment of full cumulative dividends on outstanding shares of preferred stock. As described below, payment of dividends on the common stock is currently restricted by some provisions in LTV's financing arrangements. See "Risk Factors -- We may not be able to pay dividends on the preferred stock or our common stock."

     Pursuant to the indenture governing the 1997 notes and the indenture governing the 1999 notes, LTV may not declare or pay dividends or make some other restricted payments, as defined in the indentures, with respect to our capital stock, including both common stock and preferred stock, unless, among other requirements, after giving effect to those payments, LTV could incur additional debt under the debt incurrence covenant contained in the indentures and the amount of the dividends and other restricted payments would not exceed 50% of LTV's consolidated net income from July 1, 1997, plus the net proceeds from the sale of capital stock or conversion or exchange of debt for capital stock since the issuance of the 1997 notes in September 1997. These indentures provide additional exceptions, including a separate provision that allows for up to $40 million of restricted payments without compliance with the foregoing financial test. As of December 31, 1999, approximately $65 million would be available for the payment of dividends or other restricted payments under this financial covenant.

     LTV may not pay dividends on common stock other than in shares of common stock unless dividends on the Series B Preferred Stock have been paid in cash for the immediately preceding four quarters and all dividends on the new preferred stock have been paid or set aside for payment.

VOTING RIGHTS

     Holders of common stock are entitled to one vote per share on all matters submitted to a vote of the equity security holders.

LIQUIDATION RIGHTS

     Upon any liquidation, dissolution or winding up of the affairs of LTV, whether voluntary or involuntary, any assets remaining after the satisfaction in full of the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding will be distributed to the holders of common stock.

NO PREEMPTIVE RIGHTS

     The holders of common stock are not entitled to preemptive or subscription rights.

TRANSFER AGENT AND REGISTRAR OF COMMON STOCK

     The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services LLC, 85 Challenger Road, Overpeck Center, Ridgefield Park, NJ 07660.

PREFERRED STOCK

     Pursuant to the Certificate of Incorporation, LTV's Board of Directors is authorized to establish and designate one or more series of preferred stock, without further authorization of LTV's stockholders, and to fix the number of shares, the dividend rate and the relative rights (including voting rights), preferences and limitations of any of those series. Thus, any series may, if so determined by the Board of Directors, have full voting rights with the common stock or superior or limited voting rights, be convertible into common stock or another security of LTV and have other relative rights, preferences and limitations as the Board of Directors shall determine. As a result, any class or series of preferred stock could have rights which would adversely affect the voting power of the common stock.

SERIES A PREFERRED STOCK

     For a description of the Series A Preferred Stock, see "Description of Preferred Stock."

SERIES B PREFERRED STOCK

     As of February 29, 2000, there were 500,000 shares Series B Preferred Stock issued and outstanding.

     DIVIDENDS. Dividends paid in cash with respect to the Series B Preferred Stock are subject to the same restrictions as those applicable to LTV's common stock. Dividends on the Series B Preferred Stock are payable quarterly in either cash or common stock at the election of LTV at the rate of 4.5% per annum (or 5% per annum if not paid quarterly). Holders of preferred stock are entitled to receive any dividends to which they are entitled before dividends are paid to holders of common stock.

     CONVERSION. Each holder of Series B Preferred Stock currently has the right, at its election, to convert any or all of the shares, together with all accrued and unpaid dividends, at any time, into shares of common stock at a conversion price of $17.09 per share.

     VOTING RIGHTS. The holders of Series B Preferred Stock have the right to vote with the holders of common stock and have 5.58138 votes per share. In addition, the Series B Preferred Stock has separate class voting rights with respect to some matters including creating or issuing capital stock that is senior to preferred stock and allowing for us to dissolve, liquidate, sell all or substantially all of our assets, undertake some mergers or amend our Certificate of Incorporation in any manner that adversely affects the rights of the holders of the Series B Preferred Stock.

     LIQUIDATION RIGHTS. In any liquidation, the Series B Preferred Stock will be senior to all common stock and pari passu with the new preferred stock.

     NO PREEMPTIVE RIGHTS. The holders of Series B Preferred Stock are not entitled to preemptive rights or to subscribe to additional issues of any class.

REQUIRED APPROVAL FOR PURCHASES OF COMMON STOCK

     For the purpose of preserving LTV's ability to utilize some favorable tax attributes, article ninth of the Certificate of Incorporation prohibits, with limited exceptions, any unapproved acquisition of common stock or other securities issued by LTV that would cause the Ownership Interest Percentage, as defined in the Certificate of Incorporation, of the acquiror or any other person to increase to 4.5% or above or from 4.5% or above to a greater Ownership Interest Percentage. For a discussion of an exception to the article ninth prohibitions, see "-- Potential Antitakeover Effect of Some Provisions of the Certificate of Incorporation and By-Laws of LTV -- Limitation on Transfer." A person's Ownership Interest Percentage for purposes of article ninth is determined by reference to specified federal income tax principles, including attribution of shares from some related parties, deemed exercise of rights to acquire stock and aggregation of shares purchased by persons acting in concert. A prospective purchaser of the new preferred stock in this offering who believes that a purchase by it may be subject to the limitations imposed by article ninth should consult with its advisors or LTV to determine if approval must be obtained from the Board of Directors of LTV. In accordance with the terms of the new preferred stock, purchasers of the new preferred stock in this offering, or otherwise, agree by virtue of the purchase to the limitations imposed by article ninth. See "United States Federal Income Tax Considerations." The foregoing discussion is qualified in its entirety by reference to article ninth.

POTENTIAL ANTITAKEOVER EFFECT OF SOME PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS OF LTV

     The Certificate of Incorporation and By-laws of LTV contain provisions that could have an antitakeover effect. The following is a summary of those provisions included in the Certificate of Incorporation and By-laws of LTV.

CLASSIFIED BOARD OF DIRECTORS

     The Certificate of Incorporation provides for a Board of Directors divided into three classes of directors serving staggered three-year terms.

     The classification of directors has the effect of making it more difficult for stockholders to change the composition of the Board of Directors in a relatively short period of time. At least two annual meetings of stockholders, instead of one, generally will be required to effect a change in a majority of the Board of Directors. Such a delay may, among other things, help ensure that the Board of Directors and the stockholders, if confronted by a stockholder attempting to force a stock repurchase at a premium above market, a proxy contest or an extraordinary corporate transaction, will have sufficient time to review the proposal and appropriate alternatives to the proposal and to act in what is believed to be the best interests of the stockholders.

     The classified board provision could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of LTV, even though such an attempt might be beneficial to LTV and our stockholders. The classified board provision could thus increase the likelihood that incumbent directors will retain their positions. In addition, since the classified board provision is designed to discourage accumulations of large blocks of common stock of LTV by purchasers whose objective is to have the stock repurchased by LTV at a premium, the classified board provision could tend to reduce the temporary fluctuations in the market price of the common stock that could be caused by accumulations of large blocks of common stock associated with these purchases. Accordingly, stockholders could be deprived of some opportunities to sell their common stock at a temporarily higher market price.

     The Board of Directors believes that a classified board of directors will help to assure the continuity and stability of the Board of Directors and the business strategies and policies of LTV as determined by the Board of Directors, because a majority of the directors at any given time will have prior experience as directors of LTV. The classified board provision will also help ensure that the Board of Directors, if confronted with an unsolicited proposal from a third party that has acquired a block of the voting stock of LTV, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders.

NUMBER OF DIRECTORS; FILLING VACANCIES; REMOVAL

     The Certificate of Incorporation provides that the Board of Directors will consist of from three to fifteen directors as fixed solely by resolution adopted by affirmative vote of a majority of the entire Board of Directors. The Board of Directors, acting by majority vote of the directors then in office, may fill any newly created directorships or vacancies on the Board of Directors. Moreover, under Delaware law, in the case of a corporation having a classified board, stockholders may remove a director only for cause. This provision, when coupled with the provision of the By-laws authorizing the Board of Directors to fill vacant directorships, will preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by the removal with its own nominees. In the event that dividends on the new preferred stock and the Series B Preferred Stock are in arrears for some period of time, holders of such class have the right to appoint one, or in some circumstances, two directors to the Board of Directors.

AMENDMENT OF SOME PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND THE BY-LAWS

     The Certificate of Incorporation requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of voting capital stock of LTV, voting together as a single class, for any amendments to the Certificate of Incorporation which would permit, or have the effect of permitting, the circumvention of article ninth. This requirement will make it more difficult for stockholders to make changes in the Certificate of Incorporation or By-laws designed to facilitate the exercise of control over LTV. In addition, the requirement for approval by holders of at least two-thirds of the outstanding shares of voting capital stock will enable the holders of a minority of the voting stock of LTV to prevent the holders of a majority of the stock from amending those provisions of the Certificate of Incorporation.

LIMITATION ON TRANSFER

     As described above, in order to protect some tax attributes, article ninth restricts some accumulations of stock or some other securities issued by LTV. Article ninth does not, however, prohibit transfers of stock which are pursuant to any transaction, including but not limited to, a merger or consolidation, in which all holders of common stock receive, or are offered the same opportunity to receive, cash or other consideration for all such common stock, and upon the consummation of which the acquiror will own at least a majority of the outstanding shares of common stock. Although article ninth would not operate to prevent such a transfer, the fact that the utilization of some significant tax attributes of LTV could be affected by a change of control of LTV could have an antitakeover effect. See "-- Required Approval for Some Purchases of common stock" and "United States Federal Income Tax Considerations."

BUSINESS COMBINATION STATUTE

     Section 203 of the Delaware General Corporation Law prohibits some transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates and/or associates of the person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits some business combinations, which are defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation and some transactions that would increase the interested stockholder's proportionate share ownership in the corporation, between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock, unless:

          (1) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder acquired shares;

          (2) the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which it became an interested stockholder or

          (3) the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the votes entitled to be cast by disinterested stockholders at an annual or special meeting.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following section sets forth the opinion of Davis Polk & Wardwell, tax counsel to LTV, as to the material United States federal income tax consequences of ownership and disposition of the preferred stock. This section is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements and rulings, judicial decisions, existing and proposed Treasury Regulations, and interpretations of the foregoing, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein possibly on a retroactive basis. This section addresses only initial investors who hold the preferred stock as capital assets within the meaning of Section 1221 of the Code. It does not discuss all the tax consequences that may be relevant in light of a holder's particular circumstances or to holders subject to special rules, such as some financial institutions, insurance companies, dealers in securities and tax-exempt organizations or persons holding preferred stock in connection with a hedging transaction, "straddle," conversion transaction or other integrated transaction, or persons who have ceased to be United States citizens or to be taxed as resident aliens. Persons considering the purchase of preferred stock should consult their tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     As used in this section, the term "United States Holder" means a beneficial owner of preferred stock that is (1) for United States federal income tax purposes a citizen or resident of the United States, (2) a corporation or other entity created or organized in or under the laws of the United States or of any political subdivision of the United States, or (3) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. If a partnership holds preferred stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding preferred stock should consult their tax advisors.

     As used in this section, the term "United States Alien Holder" means an owner of preferred stock that is, for United States federal income tax purposes,
(1) a nonresident alien individual, (2) a foreign corporation or (3) a nonresident alien fiduciary of a foreign estate or trust.

UNITED STATES HOLDERS

     DIVIDENDS. Dividends paid on the preferred stock will be taxable to a United States Holder as ordinary dividend income to the extent of LTV's current or accumulated earnings and profits. To the extent that the amount of any distribution on the preferred stock exceeds LTV's current or accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital and will be applied against and reduce the United States Holder's adjusted tax basis in the preferred stock. Any remaining amount after the United States Holder's adjusted tax basis has been reduced to zero will be taxed as a capital gain, which may be taxed at lower rates than ordinary income for some noncorporate taxpayers. Although LTV does not expect to have significant accumulated earnings and profits for federal income tax purposes, current and accumulated earnings and profits are computed annually at the close of the taxable year in which the distribution is paid. As a result, whether dividends on the preferred stock will be treated as a return of capital or ordinary income will depend principally on the amount of earnings and profits for federal income tax purposes which are generated by LTV in future years and there can be no assurance that LTV will have sufficient current or accumulated earnings and profits for all distributions on the preferred stock to be treated as dividends. LTV, or any other person that receives a dividend payment on behalf of a holder, must generally furnish a Form 1099 to each holder setting forth the amount of any dividend payment no later than January 31 of the year following the year of the dividend payment. LTV must also report to the IRS the amount of the dividend, the name and address of the recipient, and the amount, if any, of tax withheld. If LTV is unable, at the time it files this information return with the IRS, to determine whether a portion of a payment is a return of capital, then LTV will treat the entire payment as a dividend. For purposes of the remainder of this discussion, the term "dividend" refers to a distribution taxed as ordinary income as described above unless the context indicates otherwise.

     Dividends received by corporate shareholders will be eligible for the 70 percent dividends-received deduction under section 243 of the Code, subject to limitations contained in sections 246 and 246A of the Code. Section 246(c) of the Code, as recently modified, requires that in order for a corporation to be eligible for the dividends-received deduction, the corporate shareholder must generally hold the preferred stock for a 46-day minimum holding period during the 90-day period beginning on the date that is 45 days before the date on which such share becomes ex-dividend with respect to such dividend, or in the case of a dividend on the preferred stock attributable to a period or periods aggregating more than 366 days, a minimum period of 91 days during the 180-day period beginning on the date which is 90 days before the date on which the stock becomes ex-dividend with respect to such dividend. A taxpayer's holding period is reduced for periods during which the shareholder's risk of loss with respect to the stock is diminished by reason of the existence of particular options, contracts to sell, short sales or other similar transactions. Section 246(c) also denies the dividends-received deduction to the extent that a corporate taxpayer is under an obligation with respect to substantially similar or related property, to make payments corresponding to the dividend received. Under section 246(b) of the Code, the aggregate dividends-received deductions allowed may not exceed 70 percent of the taxable income, with particular adjustments, of the corporate shareholder. Prospective investors should also consider the effect of section 246A of the Code, which reduces the dividends-received deduction allowed to a corporate shareholder that has incurred indebtedness that is "directly attributable" to an investment in the preferred stock.

     Under Section 1059 of the Code, a corporate shareholder may be required to reduce its tax basis in any preferred stock ,but not below zero, by the "nontaxed portion" of any "extraordinary dividend" it receives from LTV with respect to such stock, if it has not held the underlying stock for more than two years (or without regard to holding period in the case of preferred stock structured to avoid the application of Section 1059) before the dividend announcement date. The dividend announcement date is the date on which LTV declares, announces, or agrees to either the amount or the payment of the dividend, whichever is earlier. The length of time that a taxpayer is deemed to have held stock for purposes of Section 1059 of the Code is determined under principles similar to those contained in Section 246(c) of the Code, which are described above. Extraordinary dividends are determined by reference to tax basis, as adjusted for prior distributions, or, if the taxpayer elects, by reference to the fair market value of the preferred stock as of the day before the ex-dividend date (provided the taxpayer can establish the fair market value to the satisfaction of the IRS). A dividend payment generally will be extraordinary if it equals or exceeds 5 percent of tax basis, as adjusted, or fair market value, as the case may be. Dividends paid that have ex-dividend dates within 85 consecutive days are treated as one distribution, as are dividends paid that have ex-dividend dates within 365 consecutive days if the aggregate dividends exceed 20 percent of tax basis (as adjusted) or fair market value, as the case may be.

     The "nontaxed portion" of the dividend generally is equal to the dividends-received deduction. The reduction in basis will increase any gain or reduce the amount of any loss realized by the holder on a sale, redemption or other disposition of the preferred stock. In addition, if the reduction would otherwise exceed tax basis, as adjusted, the amount of such excess will be taxable as gain from the sale or exchange of preferred stock in the taxable year in which the extraordinary dividend is received. See "Sale or Exchange of Preferred Stock" below.

     A corporate shareholder's liability for alternative minimum tax may be affected by the dividends-received deduction. For purposes of the alternative minimum tax, alternative minimum taxable income is increased by 75 percent of the amount by which a corporation's adjusted current earnings in a taxable year exceeds its alternative minimum taxable income prior to the addition of that item. The amount of any dividend that is included in adjusted current earnings will not be reduced by the 70 percent dividends-received deduction that is allowed with respect to the dividend.

     REDEMPTION. The redemption of preferred stock for cash will be treated as a distribution that is taxable as a dividend to the extent of LTV's allocable earnings and profits unless

          (a) the redemption results in a "complete termination" of the shareholder's stock interest in LTV,

          (b) such holder's percentage ownership of LTV's voting stock immediately after the redemption is less than 80% of such holder's percentage ownership immediately before the redemption, or

          (c) the redemption is "not essentially equivalent to a dividend" under section 302 of the Code.

In determining whether any of these tests has been met, shares considered to be owned by the shareholder by reason of some constructive ownership rules set forth in section 318 of the Code, as well as shares actually owned, must generally be taken into account. Under Section 318 of the Code, a person generally will be treated as the owner of stock of LTV owned by particular related parties or particular entities in which the person owns an interest and stock that a holder could acquire through exercise of an option. For this purpose, an option would include the conversion right under the preferred stock. A distribution to a shareholder will be "not essentially equivalent to a dividend" if it results in a "meaningful reduction" in the shareholder's stock interest in LTV. The United States Internal Revenue Service ("IRS") has issued a published ruling indicating that a redemption which results in a reduction in the proportionate interest in LTV, taking into account the section 318 constructive ownership rules, of a shareholder whose relative stock interest is minimal (an interest of less than 1 percent should satisfy this requirement) and who exercises no control over LTV's affairs should be treated as being "not essentially equivalent to a dividend." If any of these three tests is met, the redemption of the preferred stock for cash would be treated, as to that shareholder, as an exchange under section 302(a) of the Code giving rise to capital gain or loss. See "Sale or Exchange of Preferred Stock" below.

     If a shareholder is treated as having received a dividend upon a redemption for cash, the basis of its preferred stock so redeemed will be transferred to any remaining stockholdings in LTV. If the shareholder does not retain any stock ownership in LTV, it may lose such basis entirely.

     SALE OR EXCHANGE OF PREFERRED STOCK. A United States Holder will recognize taxable gain or loss upon the sale or disposition, other than a redemption as discussed above, of preferred stock equal to the difference between the amount of cash or the fair market value of property received and the holder's tax basis in the shares. Such gain or loss will be capital gain or loss. Prospective investors should consult their own tax advisors concerning the tax treatment of capital gains, which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates and have held their preferred stock for more than one year, and losses (the deductibility of which is subject to limitations).

     CONVERSION OF PREFERRED STOCK INTO COMMON STOCK. No gain or loss will be recognized for federal income tax purposes on conversion of preferred stock solely into shares of common stock, except with respect to any cash received in lieu of a fractional share interest or to the extent the shares of common stock are attributable to dividend arrearage on the preferred stock. A holder who receives cash in lieu of a fractional share of common stock will in general be treated as having received such fractional share and having exchanged it for cash in a redemption which would be treated in the manner described under "-- Redemption." As discussed therein a holder who cannot qualify for sale or exchange treatment under the rules applicable to redemptions will generally be treated as having received a dividend equal to the cash received in lieu of a fractional share. Except for cash paid in lieu of fractional shares, or, as otherwise provided below, the tax basis for the shares of common stock received upon conversion will be equal to the tax basis of the preferred stock. The holding period of the shares of common stock will include the holding period of the preferred stock converted, provided the preferred stock were held as capital assets.

     The holder's tax basis in common stock attributable to dividend arrearage will be the fair market value of such stock on the date of conversion. The holder's holding period in common stock attributable to dividend arrearage will commence on the day following the date of conversion and will not include such holder's holding period of the preferred stock converted.

     ADJUSTMENT OF CONVERSION PRICE. The conversion price of the preferred stock is subject to adjustment under some circumstances. Holders may be deemed to receive a dividend to the extent of LTV's earnings and profits if the conversion price is adjusted to reflect a taxable distribution of property to holders of common stock or in some other circumstances involving conversion price adjustments. Such deemed dividend would be includible in gross income, although the holder would not receive any cash.

     BACKUP WITHHOLDING. A holder of preferred stock or common stock may be subject to backup withholding at the rate of 31 percent with respect to "reportable payments," which include dividends and the gross proceeds of a sale of the preferred stock or common stock as the case may be. The payor will be required to deduct and withhold the prescribed amounts unless (1) such holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or (2) provides a correct taxpayer identification number, certifies as to no loss to exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of preferred stock or common stock who does not provide LTV with his or her correct taxpayer identification number may be subject to penalties imposed by the IRS. Amounts paid as backup withholding do not constitute an additional tax and will be credited against the holder's federal income tax liabilities, so long as the required information is provided to the IRS. LTV will report to the holders of preferred stock or common stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any with respect to payment on the securities.

UNITED STATES ALIEN HOLDERS

     DIVIDENDS. Subject to the discussion below, dividends paid to a United States Alien Holder of preferred stock generally will be subject to withholding tax at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30 percent rate or at a reduced rate as specified by an income tax treaty, the Company ordinarily will presume that dividends paid on or before December 31, 2000 to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted.

     However, under new regulations applicable to dividends paid after December 31, 2000, to obtain a reduced rate of withholding under a treaty, a United States Alien Holder will generally be required to provide an IRS Form W-8 certifying such United States Alien Holder's entitlement to benefits under a treaty. The new regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a United States Alien Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

     There will be no withholding tax on dividends paid to a United States Alien Holder that are effectively connected with the United States Alien Holder's conduct of a trade or business within the United States if a Form 4224 stating that the dividends are so connected is filed with LTV. Instead, the effectively connected dividends will be subject to regular U.S. income tax in the same manner as if the United States Alien Holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" that is imposed, under some circumstances, at a rate of 30 percent (or such lower rate as may be specified by an applicable treaty) of the non-U.S. corporation's effectively connected earnings and profits, subject to particular adjustments. For payments after December 31, 2000, Form W-8 will replace Form 4224.

     Generally, LTV must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or some other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

     ADJUSTMENT OF CONVERSION PRICE. The conversion price of the preferred stock is subject to adjustment under some circumstances. United States Alien Holders may be deemed to receive a dividend to the extent of LTV's earnings and profits if the conversion price is adjusted to reflect a taxable distribution of property to holders of Common stock or in some other circumstances involving conversion price adjustments. Such deemed dividend would be includible in gross income and would be subject to withholding as described above under "Dividends," although the United States Alien Holder would not receive any cash.

     GAIN ON DISPOSITION OF PREFERRED STOCK. A United States Alien Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of preferred stock unless

          (1) the gain is effectively connected with a trade or business of such holder in the United States,

          (2) in the case of some United States Alien Holders who are non-resident alien individuals and hold the preferred stock as capital assets, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and some other conditions are met,

          (3) LTV is or has been a "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. LTV is not, and does not anticipate becoming, a U.S. real property holding corporation.

     BACKUP WITHHOLDING. Dividends paid to a United States Alien Holder at an address within the United States may be subject to backup withholding imposed at a rate of 31 percent if the United States Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and some other information. Under current United States federal income tax law, backup withholding (imposed at a rate of 31 percent) generally will not apply to dividends paid on or before December 31, 2000 to a United States Alien Holder at an address outside the United States, unless the payer has knowledge that the payee is a U.S. Person. Under new regulations applicable to payments after December 31, 2000, however, a United States Alien Holder will be subject to backup withholding unless applicable certification requirements are met.

     Under current United States federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of preferred stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements, except backup withholding, will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that is either

          (1) a U.S. person,

          (2) a foreign person which derives 50% or more of its gross income for particular periods from the conduct of a trade or business in the United States,

          (3) a "controlled foreign corporation" for U.S. federal income tax purposes, or

          (4) in the case of payments made after December 31, 2000, a foreign partnership with particular connections to the United States, in each case unless such broker has documentary evidence in its files of the holder's non-U.S. status and has no actual knowledge to the contrary or unless the holder establishes an exemption.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

     THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE HOLDER OF PREFERRED STOCK OR COMMON STOCK SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE PREFERRED STOCK OR COMMON STOCK INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR FOREIGN INCOME TAX LAWS, AND ANY RECENT OR PROSPECTIVE CHANGES IN APPLICABLE TAX LAWS.

                              SELLING STOCKHOLDERS

STOCKHOLDERS SELLING PREFERRED STOCK

     We issued and delivered 1,600,000 shares of preferred stock to the initial purchasers on November 5, 1999. The initial purchasers sold our preferred stock in transactions exempt from the registration requirements of the Securities Act, to persons that the initial purchasers reasonably believed to be "qualified institutional buyers," as defined in Rule 144A under the Securities Act, to other Institutional "Accredited Investors," as defined in Rule 501(A)(1), (2),
(3) or (7) under the Securities Act, or outside the United States to particular persons in reliance on Regulation S.

     This prospectus relates to the resale by the selling stockholders of the securities listed below. The registration statement of which this prospectus is a part has been filed under Rule 415 under the Securities Act pursuant to registration rights granted in connection with the initial offering of the preferred stock, to afford the holders of the preferred stock the opportunity to sell their securities in public transactions rather than under an exemption from the registration and prospectus delivery requirements of the Securities Act. In order to take advantage of that opportunity, a holder of the preferred stock must notify us of its intention to sell securities and provide other information about itself and the securities it is selling as required by the Securities Act.

     The stockholders listed below and the beneficial owners of the preferred stock and their transferees, pledgees, donees or other successors, if not identified in this prospectus then so identified in supplements to this prospectus, are the selling stockholders under this prospectus. The following table sets forth, as of a recent practicable date prior to the effectiveness of the registration statement of which this prospectus forms a part, information with respect to the selling stockholders named below and the respective number of preferred stock owned by each selling stockholder that may be offered pursuant to this prospectus. This information has been obtained from the selling stockholders, DTC and/or the transfer agent. None of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with the LTV or any of its predecessors or affiliates.

                                                      SHARES OF
                                                   PREFERRED STOCK      SHARES OF
                                                      OWNED AND        COMMON STOCK
               SELLING STOCKHOLDER                 OFFERED HEREBY     OFFERED HEREBY
               -------------------                 ---------------    --------------

JMG Convertible Investments, L.P.................       32,500
JMG Triton Offshore Fund Ltd.....................       68,000
Salomon Brothers Asset Management, Inc...........      395,500
J.P. Morgan Securities Inc.......................       10,000
HBK Master Fund L.P..............................      130,000
AIG SoundShore Holdings Ltd......................      120,000
AIG SoundShore Opportunity Holding Fund Ltd......       47,500
AIG SoundShore Strategic Holding Fund Ltd........       50,000
Tribeca Investments L.L.C........................       40,000

                                                      SHARES OF
                                                   PREFERRED STOCK      SHARES OF
                                                      OWNED AND        COMMON STOCK
               SELLING STOCKHOLDER                 OFFERED HEREBY     OFFERED HEREBY
               -------------------                 ---------------    --------------
Reliant Trading..................................        6,700
Shepherd Trading Limited.........................        3,300
Marlin Fund, L.P.................................       29,150
Marlin Fund Offshore, Ltd........................       20,850
Highbridge Capital Corporation...................       80,000
People's Benefit Life Insurance Company
  (TEAMSTERS)....................................       80,000
Deephaven Opportunity Trading Fund L.P...........       30,000
Deephaven Domestic Convertible Trading Ltd.......       26,000
Century National Insurance.......................        3,500
AAM/Zazove Institutional Income Fund, L.P........       10,700
San Diego County Employees Retirement
  Association....................................       25,800
National Union Fire Insurance Co. of
  Pittsburgh.....................................       10,000
Agway Inc. Employees Retirement Trust............        1,600
Abbott Laboratories Annuity Retirement Plan......        3,000
Strategic Global Fund -- High Yield Fixed Income
  (Putnam) Fund..................................        4,200
Northrop Grumman Corporation.....................        5,100
Ameritech Corporation............................        5,700
Putnam High Yield Managed Trust..................       10,100
Putnam High Yield Fixed Income Fund, L.L.C.......        5,000
Putnam High Yield Trust..........................       46,500
Putnam High Yield Advantage Fund.................       40,800
Putnam High Income Convertible and Bond Fund.....          600
Putnam Variable Trust-Putnam VT High Yield
  Fund...........................................       14,400
Putnam Master Income Trust.......................        2,600
Putnam Premier Income Trust......................        6,800
Putnam Diversified Income Trust..................       27,900
Putnam Convertible Opportunities and Income
  Trust..........................................          600
Putnam Funds Trust -- Putnam High Yield Trust
  II.............................................       20,900
Putnam Managed High Yield Trust..................        1,200
Putnam Strategic Income Fund.....................        1,400
Putnam Variable Trust -- Putnam VT Diversified
  Income Fund....................................        4,200
Travelers Series Fund Inc. -- Putnam Diversified
  Income Portfolio...............................        7,000

                                                      SHARES OF
                                                   PREFERRED STOCK      SHARES OF
                                                      OWNED AND        COMMON STOCK
               SELLING STOCKHOLDER                 OFFERED HEREBY     OFFERED HEREBY
               -------------------                 ---------------    --------------
Putnam Master Interim Trust......................        3,800
Fidelity Financial Trust: Fidelity Convertible
  Securities Fund................................       60,000
Morgan Stanley Dean Witter.......................       50,000

     As the selling stockholders may, pursuant to this prospectus, offer all or some portion of the preferred stock or common stock issuable upon conversion of the preferred stock, no estimate can be given as to the amount of the preferred stock or the common stock issuable upon conversion of the preferred stock that will be held by the selling stockholders upon termination of the sales. In addition, the selling stockholders identified above may have sold, transferred or otherwise disposed of all or a portion of their preferred stock, since the date on which they provided the information regarding their preferred stock, in transactions exempt from the registration requirements of the Securities Act. See "Plan of Distribution."

     Only selling stockholders identified above who beneficially own the offered preferred stock set forth opposite each selling stockholder's name in the foregoing table on the effective date of the registration statement of which this prospectus forms a part may sell that offered preferred stock pursuant to the registration statement. Prior to any use of this prospectus in connection with an offering of the preferred stock and/or the common stock issuable upon conversion of the preferred stock by any stockholder not identified above, this prospectus will be supplemented to set forth the name and number of shares beneficially owned by the selling stockholder intending to sell the preferred stock and/or common stock, and the number of preferred stock and/or shares of common stock to be offered. The prospectus supplement will also disclose whether any selling stockholder selling in connection with the prospectus supplement has held any position or office with, been employed by or otherwise has had a material relationship with, the LTV or any of its affiliates during the three years prior to the date of the prospectus supplement if that information has not been disclosed herein.

                              PLAN OF DISTRIBUTION

     We will not receive any of the proceeds from the sale of the securities by the selling stockholders. The selling stockholders may sell the securities from time to time directly to purchasers. Alternatively, the selling stockholders may from time to time offer the securities through underwriters, brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the securities for whom they may act as agent. The selling stockholders and any brokers, dealers or agents who participate in the distribution of the securities may be deemed to be "underwriters," and any profits on the sale of the securities by them and any discounts, commissions or concessions received by any brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholders may be deemed to be underwriters, the selling stockholders may be subject to some statutory liabilities of the Securities Act, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     The securities offered hereby may be sold from time to time by the selling stockholders, or, to the extent permitted by pledgees, donees, transferees or other successors in interest. The securities may be disposed of from time to time in one or more transactions through any one or more of the following:

          (a) a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

          (b) purchases by a broker or dealer as principal and resale by that broker or dealer for its account;

          (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers;

          (d) an exchange distribution in accordance with the rules of that exchange or transactions in the over-the-counter market;

          (e) in transactions otherwise than in the over-the-counter market;

          (f) through the writing of put or call options on the securities;

          (g) short sales of the securities and sales to cover the short sales;

          (h) the pledge of the securities as security for any loan or obligation, including pledges to brokers or dealers who may, from time to time, themselves effect distributions of the securities or interest therein;

          (i) the distribution of the securities by any selling stockholder to its partners, members or shareholders; and

          (j) a combination of any of the above.

     These sales may be made at prices and at terms then prevailing or at prices related to the then current market price or at negotiated prices and terms. In effecting sales, brokers or dealers may arrange for other brokers or dealers to participate.

     At any time a particular offer of the securities is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. The prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the securities. In addition, the securities covered by this prospectus may be sold in private transactions or under Rule 144 rather than pursuant to this prospectus.

     To the best of our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any broker, dealer, agent or underwriter regarding the sale of the securities by the selling stockholders. There is no assurance that any selling stockholder will sell any or all of the securities offered by it hereunder or that any selling stockholder will not transfer, devise or gift the securities by other means not described herein.

     Under the securities laws of some states, the securities may be sold in these states only through registered or licensed brokers or dealers. In addition, in some states, the securities may not be sold unless the securities have been registered or qualified for sale in the state or an exemption from registration or qualification is available and complied with.

     The selling stockholders and any other person participating in the distribution will be subject to applicable provisions of the Exchange Act, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other person. Furthermore, under Regulation M under the Exchange Act, any person engaged in the distribution of the securities may not simultaneously engage in market-making activities with respect to the particular securities being distributed for particular periods prior to the commencement of the distribution. All of the foregoing may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

     Pursuant to the Registration Rights Agreement entered into in connection with the initial offer and sale of the preferred stock by The LTV Corporation, each of The LTV Corporation and the selling stockholders will be indemnified by the other against particular liabilities, including some liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the securities to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                 LEGAL MATTERS

     The legality of the preferred stock and the common stock issuable upon conversion of the preferred stock has been passed upon for us by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.

                                    EXPERTS

     The consolidated financial statements of The LTV Corporation, and the financial statements of Trico Steel Company, L.L.C. as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, the combined financial statements of Copperweld Corporation and Copperweld Canada Inc. as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, and the financial statements of Welded Tube Co. of America as of June 30, 1999 and for the period from January 1, 1999 to June 30, 1999 and the period from July 1, 1998 to December 31, 1998, appearing in The LTV Corporation's Annual Report (Form 10-K) for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                   APPENDIX A
                               NOTICE OF TRANSFER
                       PURSUANT TO REGISTRATION STATEMENT

ChaseMellon Shareholder Services LLC
85 Challenger Road
Overpeck Center
Ridgefield Park, NJ 07660

The LTV Corporation
200 Public Square
Cleveland, Ohio 44114
Attention: General Counsel

             Re: 8 1/4% Series A Cumulative Convertible Preferred Stock (the
                 "Preferred Stock") convertible into Common Stock of The LTV Corporation (the "Company").

Ladies and Gentlemen:

     Please be advised that                      has transferred
Preferred Stock of the Company or           shares of Common Stock of the
Company, issued upon conversion of the Preferred Stock pursuant to an effective Registration Statement on Form S-3 (File No. 333-93901) filed by the Company.
The holdings of                      as the Selling Stockholder after this
disposition are $       .

     We hereby certify that the prospectus delivery requirements, if any, of the Securities Act of 1933, as amended, have been satisfied and that the above-named beneficial owner of the transferred securities is named as a "Selling Stockholder" in the Prospectus dated March 30, 2000 or in supplements thereto, and that the aggregate amount of the securities transferred are (or are included in) the securities listed in such Prospectus opposite such owner's name.

Dated:

                                          Very truly yours,

                                          --------------------------------------
                                          Name:

                                          By:
                                          --------------------------------------
                                                  (Authorized Signature)

------------------------------------------------------
------------------------------------------------------

    WE ARE OFFERING TO SELL, AND ARE SEEKING OFFERS TO BUY, THE SECURITIES ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER IMPLIES THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE LTV CORPORATION OR THAT THE INFORMATION SET FORTH IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS CORRECT AS OF ANY DATE AFTER THE DATE OF THIS PROSPECTUS OR THE DATE OF THE RELEVANT INCORPORATED INFORMATION, AS THE CASE MAY BE. YOU SHOULD RELY ONLY ON INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION.

                            ------------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Prospectus Summary......................    2
Risk Factors............................    7
Where You Can Find More Information.....   14
Forward-Looking Statements..............   15
Use of Proceeds.........................   16
Common Stock Price Range and Dividend
  Policy................................   17
Unaudited Pro Forma Condensed Combined
  Statement of Operations...............   18
Selected Combined Financial Information
  and Certain Operating Data of
  Copperweld............................   21
Description of Preferred Stock..........   23
Description of Capital Stock............   36
United States Federal Income Tax
  Considerations........................   41
Selling Stockholders....................   48
Plan of Distribution....................   51
Legal Matters...........................   53
Experts.................................   53
Notice of Transfer................. Appendix A

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                              1,600,000 shares of
                                8 1/4% Series A
                             Cumulative Convertible
                          Preferred Stock convertible
                              into Common Stock of

                              The LTV Corporation

[LTV LOGO]

                           -------------------------

                                   PROSPECTUS

                           -------------------------
                                 March 30, 2000

------------------------------------------------------
------------------------------------------------------